Form 10-K405/A, Exhibit 13
period 1994-12-31
CAERE CORP
filed 1995-12-18
CIK 854916

Results of Operations

On December 20, 1994, the Company acquired Calera Recognition Systems,
Inc. (Calera). Calera began operations in November 1982 and was engaged in the design, development, and marketing of OCR hardware and software systems for converting scanned or faxed images into computer usable text. The merger was effected by issuing approximately 2,500,000 shares of Caere's common stock for all of the outstanding stock and vested options of Calera. The acquisition was accounted for using the pooling-of-interests method of accounting. Accordingly, all annual and interim financial information prior to the acquisition has been restated to combine the results of the Company and Calera.

Net revenues for the Company increased 23% to $59,130,000 during 1994 from $48,264,000 during 1993. Net revenues during 1992 were $57,093,000.

The following chart summarizes net revenues, cost of revenues, and gross margins for the Company's various product areas. Desktop Products consist of the Company's OmniPage family of page recognition software, its PageKeeper desktop document management products, and its OmniScan(R) handheld scanners. WordScan Products consist of the Millennium Series of OCR hardware products as well as the WordScan family of software products. Business Products consist of transaction processing OCR and bar code products. Business Products have hardware components that have significantly lower gross margins than the software-only OmniPage products.

                                    1994                                1993                                1992
                      --------------------------------    --------------------------------    --------------------------------
                      Desktop     WordScan    Business    Desktop     WordScan    Business    Desktop     WordScan    Business
In thousands          Products    Products    Products    Products    Products    Products    Products    Products    Products
                      --------    --------    --------    --------    --------    --------    --------    --------    --------
Net Revenues.......    $34,691     $15,127     $9,312      $25,819     $15,030     $7,415      $34,824     $14,038     $8,231
Cost of Revenues...      9,594       3,903      4,136        8,388       4,155      3,662        9,176       5,499      3,987
                       -------     -------     ------      -------     -------     ------      -------     -------     ------
                       $25,097     $11,224     $5,176      $17,431     $10,875     $3,753      $25,648     $ 8,539     $4,244
                       =======     =======     ======      =======     =======     ======      =======     =======     ======
Gross Margin % ....       72.3%       74.2%      55.6%        67.5%       72.4%      50.6%        73.7%       60.8%      51.6%
                       ------------------------------      ------------------------------      ------------------------------
    Combined ......                   70.2%                               66.4%                               67.3%


Net revenues for Desktop Products increased 34% during 1994 to $34,691,000 from $25,819,000 in 1993. The increase was primarily the result of increased retail unit sales of the OmniPage software products as well as increased royalty revenues related to those products. The growth was somewhat offset by lower unit sales of OmniScan, the Company's handheld scanning solution. During 1993, net revenues for Desktop Products decreased from $34,824,000 in 1992 primarily due to both lower unit sales and lower average unit prices for OmniPage, Image Assistant(R) and FaxMaster(TM). In addition, during 1993 the Company discontinued its FaxMaster product line and expensed $834,000 of advanced royalties, license fees, and excess inventories as a result of the discontinuance.

Net revenues for WordScan Products were consistent from 1993 to 1994 at $15,030,000 and $15,127,000, respectively. The mix of sales shifted during the year to increased software unit sales of WordScan, partially offset by decreased average selling prices for software, and a decline in hardware sales. Net revenues for WordScan Products in 1993 increased 7% from $14,038,000 in 1992 due to increased software unit sales.

Net revenues for Business Products increased 26% during 1994 to $9,312,000 from $7,415,000 in 1993 due to increased unit sales of its transaction processing OCR products, primarily in the domestic market. During 1993, net revenues for Business Products decreased from $8,231,000 in 1992 due to lower international sales and lower average unit prices on bar code products.

Export sales grew 15% during 1994, and represented 31% of net revenues during the year compared to 33% of net revenues during 1993 and 28% of net revenues in 1992. Export sales in dollar terms were $18,125,000, $15,725,000, and $16,189,000 during 1994, 1993 and 1992, respectively.

Gross Margins

The increase in gross margin for Desktop Products to 72.3% in 1994 from 67.5% in 1993 was primarily due to the higher unit sales of the OmniPage family of software products and higher royalty revenues associated with those products. In addition, unit sales of OmniScan, which has a much higher cost of sales due to its hardware components, were lower in 1994 than 1993, resulting in an improvement in overall margins. During 1993 gross margins were adversely affected by the significant decrease in revenues compared to 1992 and to accelerated write-offs of advanced royalties and license fees due to the lower than anticipated sales levels of certain related products.

The increase in gross margins for WordScan Products from 60.8% to 72.4% to 74.2% in 1992, 1993, and 1994, respectively, was due to the shift in product mix to a higher proportion of software products, which carry higher gross margins.

Gross margins for Business Products increased to 55.6% in 1994 from 50.6% in 1993 and 51.6% in 1992. The increase was driven primarily by the economies of scale associated with higher net revenues in 1994 and, to a lesser extent, by increased sales of transaction-processing OCR products, which tend to have higher gross margins than bar code products.

The primary factor affecting gross margins in the future is likely to be shifts in product mix between software and hardware products. The microcomputer software market has been subject to rapid changes, including significant price competition, which can be expected to continue. Future technology or market changes may cause certain products to rapidly become obsolete necessitating increased inventory write-offs or reserves and a corresponding decrease in gross margins.

Operating Expenses

Research and development (R&D) expenses were $9,734,000 compared to $9,389,000 in 1993. As a percentage of sales, R&D decreased to 16% in 1994 from 19% in 1993. The decrease in R&D expense as a percentage of net revenues in 1994 was primarily the result of higher 1994 revenues while R&D expenditures remained relatively constant. R&D expense in 1993 increased 25% from 1992 expenses of $7,521,000 primarily due to expansion of product lines.

The Company is committed to providing continuing enhancements to current products as well as developing new technologies for the future. This commitment resulted in the Company continuing to invest heavily in R&D during 1994. In accordance with Statement of Financial Accounting Standards No. 86, the Company capitalized $481,000 of software development costs during 1994, compared to $880,000 during 1993, and $780,000 in 1992. Amortization of capitalized software costs was $662,000 during 1994, $722,000 during 1993, and $407,000 during 1992.

Selling, general and administrative (S,G&A) expenses increased to $25,897,000 during 1994 from $24,594,000 and $23,126,000 in 1993 and 1992, respectively. As a percentage of revenue, S,G&A decreased to 44% in 1994 from 51% in 1993 due to increased revenues in 1994. The increased spending of approximately 5-6% per year is primarily attributable to increased sales and marketing personnel and promotional costs associated with Desktop and WordScan products, including the OmniPage family of software products, PageKeeper, and WordScan. The Company expects that S,G&A may increase in absolute dollars during 1995 as the Company continues to expand its sales and marketing efforts in the recognition and desktop document management areas.

During 1994, the Company incurred $3,254,000 of merger related costs as a result of the acquisition of Calera. These include approximately $1,236,000 of direct transaction costs for investment bankers, accountants, attorneys, and financial printing related to the merger. The balance reflects costs and expenses related to integrating the two companies such as the elimination of redundant information systems and equipment, severance and outplacement of terminated employees, and cancellation of certain contractual arrangements.

The Company is unable to determine the effects that the merger and integration actions will have on future operating results and financial condition.

During 1993, the Company discontinued its FaxMaster product and expensed $834,000 of advanced royalties, license fees, and excess inventories related to the product line.

Interest income increased 30% to $1,372,000 during 1994 due to a combination of higher cash balances and slightly higher returns on the Company's short-term investments.

The effective income tax rate during 1994 was 40% primarily due to nondeductible merger related costs. This has been partially offset by the Company's tax exempt investments and the benefit of its foreign sales corporation. Additionally, none of the approximately $22,600,000 net operating loss carryforward of Calera was available to be used by the Company because the merger was not completed until December 20, 1994. In future years, depending on profitability, the Company may be able to utilize approximately $2,700.000 of net operating loss carryforwards per year. The effective income tax benefit during 1993 was 64% primarily due to Caere's net operating loss carryback and to the tax exempt nature of its interest income. Effective January 1, 1993, Calera changed its method of accounting for income taxes by adopting Statement of Financial Standards No. 109. Accounting for Income Taxes. The cumulative effect of this change in accounting principle was $960,000.


Certain Trends

The Company's future operating results may be affected by various uncertain trends and factors which are beyond the Company's control. These include adverse changes in general economic conditions, rapid or unexpected changes in the technologies affecting optical character recognition, rising costs, or the unavailability of needed components. The industry has become increasingly competitive, and, accordingly, the Company's results may also be adversely affected by the actions of existing or future competitors, including the development of new technologies, the introduction of new products, and the reduction of prices by such competitors to gain or retain market share.

During 1994, the Company began to bundle versions of its OmniPage and WordScan software recognition products with various scanner manufacturers. These bundled products began shipping in quantities during the fourth quarter. While the Company expects to aggressively market upgrade products to these customers, and believes that these bundles will provide a greater number of scanner purchasers with experience in the advantages of optical character recognition, there is no assurance that the Company will be successful in this new business model. In addition, use of the bundled products may cause deferral of the purchase of the Company's fully priced retail version of OmniPage and WordScan products for a period of time or may cause customers to shift purchases to upgrades instead of fully priced retail products. This could have a materially adverse impact on the Company's results of operations.

Future operating results of the Company are dependent upon the ability of the combined company to realize the synergies expected to result from the merger. The Company intends to seek to reduce operating costs over time by eliminating duplicative facilities, repositioning competitive product lines, and reducing overall the number of employees that would have otherwise been required by each of the two companies operating separately. There can be no assurance that these steps will reduce costs to the extent, or as quickly, as planned. The Company anticipates that the combined revenues of the two companies after the merger may be less than the sum of their respective revenues before the merger, at least in the short term, as a result of potential disruption in the market place and competitive responses to the merger.

As previously reported, the Company was informed on December 19, 1994 by the Antitrust Division of the U.S. Department of Justice (DOJ) that it intends to investigate the merger of the Company with Calera. The Company intends to fully cooperate with the investigation. To date, the Company has not received any further notice with respect to the DOJ investigation.

The Company's future earnings and stock price could be subject to significant volatility, particularly on a quarterly basis. The Company's revenues and earnings are unpredictable due to the Company's shipment patterns. As is common in the software industry, the Company's experience has been that a disproportionately large percentage of shipments occur in the third month of each fiscal quarter, and shipments tend to be concentrated in the latter half of that month. Because the Company's backlog early in a quarter is not generally large enough to assure that it will meet its revenue targets for any particular quarter, quarterly results are difficult to predict until the end of the quarter. A shortfall in shipments at the end of any particular quarter may cause operating results for that quarter to fall significantly short of anticipated levels. Due to analysts' expectations of continued growth, any such shortfall in operating results could have a very significant effect on the trading price of the Company's common stock in any given period.

As a result of the foregoing factors and other factors which may arise in the future, the market price of the Company's common stock may be subject to significant fluctuations over a short period of time. These fluctuations may be due to factors specific to the Company, to changes in analysts' earnings estimates, or to factors affecting the computer industry or the securities markets in general.

Liquidity and Capital Resources

Caere's financial position remains strong as of December 31, 1994. Working capital increased 15% to $53,729,000 with no long-term debt. The Company had cash and short-term investments amounting to $51,099,000. The Company believes that current cash balances and internally generated funds will be sufficient to meet its cash requirements through 1995.

The following table presents, for the periods indicated, the percentage relationship certain items in the Company's statements of earnings bear to net revenues.


                                           Percentage of net revenues       Percentage change
                                             Year ended December 31,        -----------------
                                             -----------------------        1993          1992
                                            1994      1993       1992      to 1994      to 1993
                                            ----      ----       ----      -------      -------
Net revenues                               100.0%    100.0%     100.0%       22.5%       (15.5)%
Cost of revenues                            29.8      33.6       32.7         8.8        (13.2)
                                           -----     -----      -----      ------       ------

   Gross margin                             70.2      66.4       67.3        29.4        (16.6)
                                           -----     -----      -----      ------       ------

Research and development                    16.5      19.5       13.2         3.7         24.8
Selling, general and administrative         43.8      51.0       40.5         5.3          6.3
Merger related costs                         5.5       0.0        0.0       100.0          0.0
Discontinuance of product line               0.0       1.7        0.0      (100.0)       100.0
                                           -----     -----      -----      ------       ------

Operating earnings (loss)                    4.4      (5.8)      13.6       194.7       (135.4)
Interest income, net                         2.3       2.2        2.1        29.8        (10.5)
                                           -----     -----      -----      ------       ------

Earnings (loss) before income taxes
   and cumulative effect of change in
   accounting principle                      6.7      (3.6)      15.7       334.2       (119.0)

Income tax expense (benefit)                 2.7      (2.3)       7.3       246.4       (126.1)
                                           -----     -----      -----      ------       ------

Earnings (loss) before cumulative
   effect of change in accounting
   principle                                 4.0      (1.3)       8.4       492.1       (112.7)

Cumulative effect of change in
   accounting for income taxes               0.0       2.0        0.0      (100.0)       100.0
                                           -----     -----      -----      ------       ------

   Net earnings                              4.0%      0.7%       8.4%      577.3%       (92.3)%
                                           =====     =====      =====      ======       ======

CONSOLIDATED BALANCE SHEETS



December 31                                                1994         1993
In thousands, except share and per share data              ----         ----
Assets

Current assets

 Cash and cash equivalents                               $ 3,995      $20,671
 Short-term investments                                   47,104       18,654
 Receivables                                               6,040        7,762
 Income tax receivable                                        --        1,002
 Inventories                                               2,555        1,868
 Deferred income taxes                                     2,711        2,091
 Other current assets                                        748          758
                                                         -------      -------
  Total current assets                                    63,153       52,806

Property and equipment, net                                3,615        4,219
Other assets                                               1,134        1,659
                                                         -------      -------

                                                         $67,902      $58,684
                                                         =======      =======

Liabilities and Stockholders' Equity

Current liabilities

 Short-term borrowings                                   $   400      $   400
 Accounts payable                                          3,080        2,565
 Accrued expenses                                          3,677        3,289
 Accrued merger related costs                              2,267           --
                                                         -------      -------

  Total current liabilities                                9,424        6,254

 Deferred income taxes                                       725          810

Commitments and contingencies

Stockholders' equity
 Preferred stock, $.001 par value. authorized
   2,000,000 shares; none issued or outstanding               --           --
 Common stock, $.001 par value. authorized
   30,000,000 shares; issued and outstanding
   13,046,419 and 12,543,041 shares                           13           13
 Additional paid-in capital                               60,597       56,448
 Notes receivable from stockholders                         (400)          --
 Accumulated deficit                                      (2,457)      (4,841)
                                                         -------      -------

   Total stockholders' equity                             57,753       51,620
                                                         -------      -------

                                                         $67,902      $58,684
                                                         =======      =======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF  EARNINGS



Years Ended December 31                                         1994         1993         1992
In thousands, except per share data                             ----         ----         ----
Net revenues                                                  $59,130      $48,264      $57,093
Cost of revenues                                               17,633       16,205       18,662
                                                              -------      -------      -------

                                                               41,497       32,059       38,431
                                                              -------      -------      -------
Operating expenses
 Research and development                                       9,734        9,389        7,521
 Selling, general and administrative                           25,897       24,594       23,126
 Merger related costs                                           3,254           --           --
 Discontinuance of product line                                    --          834           --
                                                              -------      -------      -------

                                                               38,885       34,817       30,647
                                                              -------      -------      -------

  Operating earnings (loss)                                     2,612       (2,758)       7,784
Interest income                                                 1,372        1,057        1,181
                                                              -------      -------      -------
  Earnings (loss) before income taxes and cumulative
     effect of change in accounting principle                   3,984       (1,701)       8,965
Income tax expense (benefit)                                    1,600       (1,093)       4,191
                                                              -------      -------      -------
  Earnings (loss) before cumulative effect of change
     in accounting principle                                    2,384         (608)       4,774
Cumulative effect of change in accounting for income
   taxes                                                           --          960           --
                                                              -------      -------      -------

  Net earnings                                                $ 2,384      $   352      $ 4,774
                                                              =======      =======      =======
Earnings (loss) per share
   Earnings (loss) before cumulative effect of change in
      accounting principle                                    $   .18      $  (.05)     $   .36

   Cumulative effect of change in accounting
      principle                                               $    --      $   .08      $    --
                                                              -------      -------      -------

      Net earnings                                            $   .18      $   .03      $   .36
                                                              =======      =======      =======

 Shares used in per share calculation                          13,136       12,639       13,318
                                                              =======      =======      =======


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                               Notes
                                                          Common stock    Additional      receivable                        Total
                                                          ------------       paid-in            from   Accumulated   stockholders'
In thousands, except share data                        Shares   Amount       capital    stockholders       deficit         equity
                                                       ------   ------       -------    ------------       -------         ------

Balances as of December 31, 1991                   12,615,987      $12       $57,265          $  --        $(9,967)         47,310

 Exercise of stock options                            267,687        1         1,251             --             --           1,252
 Issued pursuant to stock purchase plan                50,558       --           320             --             --             320
 Repurchase of stock                                   (7,350)      --           (93)            --             --             (93)
 Tax benefit associated with
    exercise of stock options                              --       --           867             --             --             867
 Net earnings                                              --       --            --             --          4,774           4,774
                                                   ----------      ---       -------          -----        -------          ------

Balances as of December 31, 1992                   12,926,882       13        59,610             --         (5,193)         54,430

 Exercise of stock options                             38,467       --           155             --             --             155
 Issued pursuant to stock purchase plan                61,592       --           446             --             --             446
 Repurchase of stock                                 (483,900)      --        (3,863)            --             --          (3,863)
 Tax benefit associated with
    exercise of stock options                              --       --           100             --             --             100
 Net earnings                                              --       --            --             --            352             352
                                                   ----------      ---       -------          -----        -------          ------

Balances as of December 31, 1993                   12,543,041       13        56,448             --         (4,841)         51,620

 Repurchase of stock                                  (19,916)      --          (311)            --             --            (311)
 Exercise of stock options                            265,993       --         1,956             --             --           1,956
 Issued in exchange for notes receivable              125,109       --           400           (400)            --              --
 Issued pursuant to stock purchase plan                57,192       --           395             --             --             395
 Reissuance of treasury stock to public                75,000       --         1,104             --             --           1,104
 Tax benefit associated with
    exercise of stock options                              --       --           605             --             --             605
 Net earnings                                              --       --            --             --          2,384           2,384
                                                   ----------      ---       -------          -----        -------          ------

Balances as of December 31, 1994                   13,046,419      $13       $60,597          $(400)       $(2,457)        $57,753
                                                   ==========      ===       =======          =====        =======          ======


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


Years Ended December 31                                             1994          1993          1992
In thousands                                                        ----          ----          ----
Cash flows from operating activities
 Net earnings                                                     $  2,384      $   352       $ 4,774
 Adjustments to reconcile net earnings to net cash provided
   by operating activities:
  Depreciation and amortization                                      1,939        2,739         2,274
  Merger related costs                                               2,467           --            --
  Amortization of capitalized software
    development costs                                                  662          722           407
  Deferred income taxes                                               (705)      (1,102)          (94)
  Discontinuance of product line                                        --          834            --
  Changes in operating assets and liabilities:
    Receivables                                                      1,722          707         1,447
    Income tax receivable                                            1,002         (902)           --
    Inventories                                                       (687)       1,630         1,103
    Other current assets                                                10         (161)           41
    Accounts payable                                                   515         (133)         (294)
    Accrued expenses                                                   993       (1,284)        1,558
                                                                  --------      -------       -------
      Net cash provided by operations                               10,302        3,402        11,216
                                                                  --------      -------       -------
Cash flows from investing activities
 Short-term investments, net                                       (28,450)      14,650        (2,692)
 Capital expenditures                                               (1,362)      (1,370)       (2,741)
 Capitalized software development costs                               (481)        (880)         (780)
 Other assets                                                          171          458        (2,195)
                                                                  --------      -------       -------
    Net cash provided by (used for) investing activities           (30,122)      12,858        (8,408)
                                                                  --------      -------       -------
Cash flows from financing activities
 Proceeds from issuances of common stock                             3,144          601         1,479
 Repurchase of stock                                                    --       (3,863)           --
                                                                  --------      -------       -------

    Net cash provided by (used for) financing activities             3,144       (3,262)        1,479
                                                                  --------      -------       -------

Net change in cash and cash equivalents                            (16,676)      12,998         4,287

Cash and cash equivalents at beginning of year                      20,671        7,673         3,386
                                                                  --------      -------       -------

Cash and cash equivalents at end of year                          $  3,995      $20,671       $ 7,673
                                                                  --------      -------       -------
Supplemental disclosures:
 Cash paid for income taxes                                       $  2,112      $ 1,457       $ 3,793
                                                                  --------      -------       -------
 Noncash investing and financing activities:
   Tax benefit associated with
    exercise of stock options                                     $    605      $   100       $   867
                                                                  --------      -------       -------

   Options exercised in exchange for notes receivable or stock    $    711          $--       $    93
                                                                  --------      -------       -------

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.   COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

The Company. Caere Corporation (the Company) designs, develops, manufactures and markets information recognition software and products. The Company distributes a range of information recognition software and equipment through a channel of original equipment manufacturers, value added resellers, distributors and retail distributors.

In December 1994 the Company acquired Calera Recognition Systems, Inc. (Calera), a developer of software and hardware for converting scanned or faxed images into usable text and graphics.

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after elimination of intercompany transactions.

Cash, Cash Equivalents and Short-Term Investments. Cash and cash equivalents consist of cash on deposit with banks and highly liquid money market instruments with original maturities of 90 days or less. Short-term investments are stated at cost, which approximates market.

In 1994 the Company adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115"). The cumulative effect of adopting SFAS 115 was not material to the Company's consolidated financial position and results of operations. Certain cash equivalents and all of the Company's short-term investments, consisting principally of municipal bonds and auction-rate preferred securities, are classified as available-for-sale under the provisions of SFAS 115.

Inventories. Inventories are stated at the lower of first-in, first-out cost or market.

Property and Equipment. Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided over the estimated useful lives of the respective assets, generally three to five years, on a straight-line basis. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease terms or the lives of the respective assets.

Software Development Costs. The Company capitalizes software development costs incurred subsequent to determining a product's technological feasibility. Such costs are amortized on a straight-line basis over the estimated useful life of the product, generally two to three years. Included in other assets as of December 31, 1994 and 1993, are capitalized software development costs aggregating $3,638,000 and $3,157,000, respectively, and related accumulated amortization of $2,772,000 and $2,110,000, respectively. Amortization expense is included in research and development in the accompanying consolidated statements of earnings.

Revenue Recognition. Revenue is recognized upon product shipment, and a provision is recorded for the limited rights to exchange products and price protection on unsold merchandise granted to certain distributors.

Income Taxes. Caere recorded income tax expense during all periods using the asset and liability approach that results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in Caere's consolidated financial statements or tax returns. In estimating future tax consequences, Caere generally considers all expected future events other than enactment of changes in tax laws or rates. A valuation allowance is recognized for the portion of deferred tax assets whose realizability is not considered more likely than not.

During 1992 Calera recorded income taxes using the deferred method. On January 1, 1993, Calera changed its method of accounting for income taxes to the asset and liability method used by Caere. The accompanying 1993 consolidated statement of earnings includes the cumulative effect of this change in accounting principle.

Earnings Per Share. Earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of options to purchase common stock calculated using the treasury stock method. Common equivalent shares are excluded from the computation when their effect is antidilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2.  MERGER WITH CALERA RECOGNITION SYSTEMS, INC.

On December 20, 1994, the Company issued approximately 2.5 million common shares in exchange for all of the capital stock and vested stock options of Calera. This business combination has been accounted for as a pooling of interests, and accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the results of operations, financial position and cash flows of Calera. The results of operations for the separate enterprises and the combined amounts presented in the accompanying consolidated financial statements are summarized below.


                                                                         Years Ended December 31
                                                   Nine Months Ended     -----------------------
In thousands                                       September 30, 1994      1993          1992
                                                   ------------------      ----          ----
                                                      (Unaudited)
Net Revenues
   Caere                                                 $ 31,362          $ 33,234      $ 43,055
   Calera                                                  11,496            15,030        14,038
                                                         --------          --------      --------
Combined                                                 $ 42,858          $ 48,264      $ 57,093
                                                         --------          --------      --------

Net Earnings (Loss)
   Caere                                                 $  2,728          $ (1,012)     $  7,395
   Calera                                                     368               554        (2,621)
   Cumulative effect of change in accounting
      for income taxes by Calera                               --               810            --
                                                         --------          --------      --------
   Combined                                              $  3,096          $    352      $  4,774
                                                         --------          --------      --------

There were no significant transactions between the Company and Calera prior to the combination which required elimination, and no adjustments were required to conform accounting policies, except to record an additional cumulative effect of changing Calera's method of accounting for income taxes. Certain reclassifications were made to the accompanying 1993 and 1992 consolidated financial statements to conform to the 1994 presentation.

NOTE 3.  CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Certain cash equivalents and all investments have been classified as available-for-sale securities, and as of December 31, 1994, consisted of the following:

                                                         Unrealized    Unrealized     Estimated
In thousands                                     Cost         gains        losses    fair value
                                                 ----         -----        ------    ----------
Asset-backed securities                       $ 1,000       $    --           $--       $ 1,000
U. S. government treasury bills                 1,948            21            --         1,969
State and municipal bonds                      11,706            --            --        11,706
Corporate auction-rate preferred securities    33,450            --            --        33,450
                                              -------       -------           ---       -------
                                              $48,104       $    21           $--       $48,125
                                              =======       =======           ===       =======

The Company's investments are classified as follows:


December 31                                                          1994
In thousands                                                         ----
Cash equivalents                                                   $1,000
Short-term investments                                             47,104
                                                                  -------

                                                                  $48,104
                                                                  =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The cost and estimated fair value of available-for-sale securities as of December 31, 1994, by contractual maturity, consisted of the following:

                                                                       Estimated
In thousands                                            Cost          fair value
                                                        ----          ----------
Due in one year or less                              $14,654             $14,675
Auction-rate securities                               33,450              33,450
                                                     -------             -------
                                                     $48,104             $48,125
                                                     =======             =======

Auction-rate securities are investments without a stated expiration date. The Company has the option of adjusting the respective interest rates or liquidating these investments at auction on stated auction dates which range from 7 to 49 days.

NOTE 4.  RECEIVABLES

A summary of receivables follows:

December 31                                             1994                1993
In thousands                                            ----                ----
Trade accounts receivable                             $8,158              $9,358
Interest receivable                                      155                 167
                                                      ------              ------
                                                       8,313               9,525
Less allowance for returns and doubtful accounts       2,273               1,763
                                                       -----               -----
                                                      $6,040              $7,762
                                                      ======              ======

The Company's credit risk is concentrated primarily in trade receivables from dealers and distributors of hardware and software products who sell into the retail market (Note 14). Historically, the Company has not experienced significant losses related to receivables from individual customers or groups of customers in any particular industry.

NOTE 5.  INVENTORIES

A summary of inventories follows:

December 31                                             1994               1993
In thousands                                            ----               ----
Raw materials                                         $1,235             $1,065
Work in process                                          520                391
Finished goods                                           800                412
                                                      ------             ------
                                                      $2,555             $1,868
                                                      ======             ======

NOTE 6.  PROPERTY AND EQUIPMENT

A summary of property and equipment follows:


December 31                                             1994                1993
In thousands                                            ----                ----
Equipment                                            $10,217             $11,115
Furniture and fixtures                                 1,541               1,725
Leasehold improvements                                 1,364               1,386
                                                     -------             -------
                                                      13,122              14,226
Less accumulated depreciation
 and amortization                                      9,507              10,007
                                                     -------             -------
                                                     $ 3,615             $ 4,219
                                                     =======             =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7.  SHORT-TERM BORROWINGS

The Company has a $1,000,000 line of credit facility which expires
January 31, 1995. Interest accrues at the bank's prime rate plus 1.5% (10% as of December 31, 1994). Borrowings are limited to 70% of eligible accounts receivable, as defined in the agreements, and are collateralized by substantially all of the Company's assets. Borrowings under this line of credit were repaid by the Company on January 11, 1995.

NOTE 8.  ACCRUED EXPENSES

A summary of accrued expenses follows:


December 31                                         1994                1993
In thousands                                        ----                ----
Accrued payroll costs                             $1,424              $1,562
Accrued royalties                                    969                 689
Accrued warranty costs                               225                 175
Accrued professional fees                            507                 300
Other accrued expenses                               552                 563
                                                  ------              ------
                                                  $3,677              $3,289
                                                  ======              ======

NOTE 9.  COMMITMENTS AND CONTINGENCIES

The Company leases its facilities under noncancelable operating leases that expire in 1997. As of December 31, 1994, future minimum lease payments under noncancelable operating leases were $891,000, $790,000 and $51,000 for each of the three years through the period ending December 31, 1997.

Rent expense was approximately $913,000 in 1994, $847,000 in 1993, and $830,000 in 1992. The Company is responsible for taxes and insurance in connection with its facilities leases.

There are certain claims against the Company arising in the normal course of business. The extent to which these matters will be pursued by the claimants or the eventual outcome is not presently determinable; however, the Company believes that the ultimate resolution of these matters will not have a material adverse effect on its consolidated financial position or results of operations.

On December 19, 1994, the Company was informed by the Antitrust Division of the United States Department of Justice that it had commenced an investigation into possible violations of federal antitrust laws arising from the acquisition of Calera. The Company has not had any further communications with the Antitrust Division, but believes it has complied with federal antitrust laws in connection with the merger.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10.  MERGER RELATED COSTS

On December 20, 1994, the Company merged with Calera, as described in Note 2, and initiated a plan to combine the operations of the two companies. On this date, the Company recorded a $3.3 million charge related to the merger transaction and integration costs. Transaction costs consist principally of transaction fees for investment bankers, attorneys, accountants, financial printing and other related charges. Other merger related costs include the elimination of redundant information systems and equipment, severance and outplacement of terminated employees, and cancellation of certain contractual agreements.

The merger transaction and integration costs are summarized below:

                                                              Period from acquision
                                                               to December 31, 1994
                                             Provision        ---------------------
                                           recorded at                          Cash        Accrued as of
In thousands                          acquisition date        Write-offs    payments    December 31, 1994
                                      ----------------        ----------    --------    -----------------
Transaction costs                               $1,236              $ --        $770               $  466
Other merger related costs:
  Severance and outplacement                     1,368                --           9                1,359
  Redundant information systems and
     equipment                                     230               200           8                   22
  Cancellation of facility leases                  420                --          --                  420
                                                ------              ----        ----               ------
                                                $3,254              $200        $787               $2,267
                                                ======              ====        ====               ======

The nature, timing and extent of other merger related costs follows:

Severance And Outplacment. As a result of the merger, certain manufacturing, distribution, customer service and administrative functions were combined and reduced. These costs included severance and outplacement charges related to approximately 40 terminated employees. Affected employees had received notification of their termination by December 9, 1994, and final assignments are expected to be completed during the first quarter of 1995.

Redundant Information Systems And Equipment. To facilitate the operations of the Company, the combined organization migrated to a common management information system, which resulted in the write-off of the book value of abandoned systems as of December 31, 1994.

Cancellation Of Facility Leases. The Company plans to consolidate duplicate offices. Lease payments, resulting from the planned closure of these facilities, are expected to continue through the lease term or negotiated early termination date, if applicable.

The Company expects to incur an additional $400,000 of charges related to transition bonuses and other integration costs as a result of the merger, which will be included in 1995 operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11.  CAPITAL STOCK

As of December 31, 1994, the Company had reserved 3,450,000 shares of common stock for issuance under its stock option plans. Options are generally granted to officers, directors and employees to purchase shares of the Company's common stock at prices equal to market values at the grant dates and are exercisable in equal installments over four years. Terms of the options are generally five or ten years. A summary of stock option transactions follows:

                                                                Options outstanding
                                         Options                -------------------
                                       available                                    Price
                                       for grant            Shares              per share
                                       ---------            ------              ---------
Balances as of December 31, 1992         322,352         1,190,949            $1.05-17.75
  Increase in share reserve              720,176                --                     --
  Granted                               (497,788)          497,788             4.09-22.50
  Canceled                               128,556          (128,556)            1.05-22.50
  Expired                                (23,631)               --                     --
  Exercised                                   --           (38,467)             1.50-7.50
                                       ---------         ---------            -----------
Balances as of December 31, 1993         649,665         1,521,714             1.50-20.00

  Increase in share reserve              800,000                --                     --
  Granted                             (1,156,561)        1,156,561             4.09-20.00
  Canceled                               773,181          (773,181)            1.50-20.00
  Expired                                (19,438)               --                     --
  Exercised                                   --          (391,102)            1.50-11.50
                                       ---------         ---------            -----------
Balances as of December 31, 1994       1,046,847         1,513,992            $2.73-20.00
                                       =========         =========            ===========

There were 443,532 options exercisable as of December 31, 1994, at an average exercise price of $6.70.

The Company has adopted an Employee Stock Purchase Plan whereby eligible employees can purchase shares of Common Stock quarterly at the lower of 85% of the market price on either the purchase date or the offering date.

On April 17, 1991, the Company adopted a stockholder rights plan. The plan is intended to protect stockholders from unfair or coercive takeover practices. In accordance with this plan, the Board of Directors declared a dividend distribution of one common stock purchase right on each outstanding share of its common stock held as of May 3, 1991. Each right entitles the registered holder to purchase from the Company a share of common stock at $90. The rights will not be exercisable until certain events occur. The rights are redeemable at $.01 by the Company and expire May 3, 2001. As of December 31, 1994, 100,000 shares of the Company's preferred stock have been reserved for this plan.

During 1994, certain officers exercised stock options for notes. The notes are full recourse promissory notes bearing interest at 5.91% and are collateralized by the stock issued upon the exercise of stock options. Principal and interest are due at the earlier of the sale of any such secured stock or December 20, 1995.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12. DISCONTINUANCE OF PRODUCT LINE

During 1993, the Company discontinued its FaxMaster product line. Advanced royalties, license fees and excess inventories related to this product line were expensed in 1993 and are classified as a discontinuance of product line in the statement of earnings.

NOTE 13. INCOME TAXES

The components of income tax expense (benefit) are as follows:

Years Ended December 31                                  1994                1993                1992
In thousands                                             ----                ----                ----
Current
   Federal                                             $1,277             $(1,051)             $2,571
   State                                                  423                  --                 847
                                                       ------             -------              ------
     Total current                                      1,700               (1051)              3,418
                                                       ------             -------              ------

Deferred
   Federal                                               (535)                (21)                (89)
   State                                                 (170)               (121)                 (5)
                                                       ------             -------              ------
    Total deferred                                       (705)               (142)                (94)
                                                       ------             -------              ------

Charges in lieu of income taxes associated
  with the exercise of stock options                      605                 100                 867
                                                       ------             -------              ------
                                                       $1,600             $(1,093)             $4,191
                                                       ======             =======              ======

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below.

December 31                                                              1994            1993
In thousands                                                             ----            ----
Deferred tax assets
     Accounts receivable, principally due to allowance for
       doubtful accounts and sales returns and allowances             $   693         $   657
     Inventories, nondeductible lower of cost or market
       adjustments                                                        584             609
     Compensated absences, principally due to accrual for
       financial reporting purposes                                       253             213
     State tax expense on temporary differences                           274             (52)
     Accruals for financial statement purposes not taken for
       tax purposes                                                       929             578
     Federal and state net operating loss and research and
       experimental credit carryforwards                                8,288           8,204
     Other                                                                  6             198
                                                                      -------         -------
         Total gross deferred tax assets                              $11,027         $10,407
     Less valuation allowance                                          (8,316)         (8,316)
                                                                      -------         -------
         Net deferred tax assets                                      $ 2,711         $ 2,091

Deferred tax liabilities
     Property and equipment, principally due to differences in
       depreciation                                                   $  (313)        $  (307)
     Software development costs, principally due to
       capitalization and amortization                                   (350)           (419)
     Other                                                                (62)            (21)
                                                                      -------         -------
         Total gross deferred tax liabilities                         $  (725)        $  (810)
                                                                      -------         -------
         Net deferred tax benefit                                     $ 1,986         $ 1,281
                                                                      =======         =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The difference between the effective income tax rate and the U. S. federal statutory income tax rate is as follows:


Years Ended December 31                           1994           1993           1992
                                                  ----           ----           ----
Statutory federal income tax rate                 34.0 %        (34.0)%         34.0 %
State tax, net of federal benefit                  5.7           (4.7)           7.7
Utilization of net operating loss
   carryforward                                     --           (9.5)            --
Net operating loss carryforward
   not benefited                                    --             --            9.9
Benefit of foreign sales corporation              (3.4)          (1.9)          (2.8)
Tax exempt income                                 (9.0)         (15.1)          (2.3)
Non-deductible acquisition expenditures          (10.5)            --             --
Other                                             (2.4)            .9             .2
                                                  ----          -----           ----
                                                  40.2 %        (64.3)%         46.7 %
                                                  ====          =====           ====

Calera has a net operating loss carryforward for federal and California purposes as of December 31, 1994, of $22.6 million and $1.6 million, respectively. Calera also has federal research and experimentation credit carryforwards of $479,000. The carryforwards can only be used to offset earnings of Calera as a result of separate return limitations. Federal and California tax laws impose significant restrictions on the utilization of net operating loss carryforwards in the event of a shift in the ownership of the Company, which constitutes an "ownership change" as defined by Internal Revenue Code Section 382. The acquisition of Calera in December 1994 resulted in such a change. As a result, Calera's federal and California net operating loss carryforwards are subject to an annual limitation approximating $2.7 million. Any unused annual limitations may be carried forward to increase the limitations in subsequent years.

NOTE 14. MAJOR CUSTOMERS AND EXPORT SALES

One distributor accounted for 23%, 12%, and 20% of net revenues in 1994, 1993 and 1992, respectively. As of December 31, 1994, this distributor accounted for 25% of trade accounts receivable. A second distributor accounted for 7%, 11% and 12% of net revenues in 1994, 1993 and 1992, respectively. As of December 31, 1994, this distributor accounted for 5% of trade accounts receivable. Export sales, principally in Europe, were 31%, 33%, and 28% of net revenues in 1994, 1993 and 1992, respectively.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Caere Corporation:

We have audited the accompanying consolidated balance sheets of Caere Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Calera Recognition Systems, Inc. (Calera), a company acquired by the Company in a business combination accounted for as a pooling of interests, as described in Note 2 to the consolidated financial statements, which statements reflect total assets constituting 11% as of December 31, 1993, and net revenues constituting 31% and 25% in 1993 and 1992, respectively, of the related consolidated totals. Those statements, before the adjustments described in Note 2 to record an additional cumulative effect of changing Calera's method of accounting for income taxes, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Calera and except for the adjustments described in
Note 2 to record an additional cumulative effect of changing Calera's method of accounting for income taxes, is based solely upon the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Caere Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.


                                              /s/ KPMG Peat Marwick LLP
                                             ----------------------------------
                                                  KPMG PEAT MARWICK LLP


Palo Alto, California
January 27, 1995

QUARTERLY RESULTS OF OPERATIONS
(Unaudited)

                                                                          1994, Quarter Ended              Year
In thousands, except per share data                          --------------------------------------       Ended
                                                Mar 31          Jun 30        Sep 30       Dec 31        Dec 31
                                                ------          ------        ------       ------        ------
Net revenues                                   $11,753         $13,540       $17,575      $16,262       $59,130
Earnings (loss) before income taxes               (233)            905         3,731         (419)        3,984
Net earnings (loss)                               (159)            618         2,548         (623)        2,384
Net earnings (loss) per share                  $  (.01)        $   .05       $   .20      $  (.05)      $   .18
Shares used in per share calculations           12,552          12,851        12,917       12,878        13,136

Common stock price per share:

   High                                        $ 10.87         $  9.00       $  9.50      $ 18.75       $ 18.75
   Low                                            7.75            6.62          6.62         9.12          6.62

The Company has not paid cash dividends on its common stock since its inception. The Company presently intends to retain earnings for use in its business and therefore does not anticipate paying any cash dividends in the foreseeable future. The Company's stock trades on the NASDAQ National Market System. On December 31, 1994, there were 427 holders of record of the Company's common stock.