Form 10-K405, Exhibit 13
period 1996-12-31
CAERE CORP
filed 1997-03-31
CIK 854916

                                                                    EXHIBIT 13.1



Caere Corporation Annual Report 1996

Financial Highlights

In thousands, except per share
Years ended December 31:                       1996        1995        1994        1993         1992
Net revenues                                $54,528      51,939     $59,130      48,264      $57,093
Earnings (loss) before income taxes             496       2,820       3,984     (1,701)        8,965
Net earnings                                    396       2,397       2,384         352        4,774
Earnings ( loss) per share before
     cumulative effect of change
     in accounting principle                    .03         .18         .18       (.05)          .36
Net earnings per share                        $ .03       $ .18       $ .18       $ .03        $ .36
Weighted average shares outstanding          13,319      13,538      13,136      12,639       13,318

As of December 31:
Cash and short-term investments             $44,290     $47,765     $51,099     $39,325      $40,977
Working capital                              49,793      52,650      53,729      46,552       47,340
Total assets                                  3,154      69,298      67,902      58,684       63,001
Total stockholders' equity                   55,748      62,028      57,753      51,620       54,430

Management's Discussion &  Analysis

0verview

         In addition to historical information, the statements contained in Management's Discussion and Analysis of Financial Condition and Results of Operations include "forward looking" statements and are subject to risks and uncertainties. The actual future results of Caere Corporation (the Company) could differ materially from those projected in any forward looking statement. Some factors that could cause future actual results to differ materially from the Company's recent results or any projections in any forward looking statement are listed below in the sections entitled "Gross Margins," "Certain Trends," "Liquidity and Capital Resources," and other statements set forth below, as well as in the section entitled "Risk Factors" in the Company's report on Form 10-K for its fiscal year ended December 31, 1996. Except as may be required by law, the Company assumes no obligation to update the forward looking statements or such factors.

         On December 18, 1996, the Company acquired Recognita Rt. (Recognita), a developer of recognition and forms software located in Budapest, Hungary. Under the terms of the acquisition agreement, the Company paid $3 million cash for all of the shares of Recognita. The acquisition was accounted for using the purchase method, and, accordingly, the operating results of Recognita are included in the consolidated results of the Company since the date of acquisition. In connection with this transaction, a charge to operations of $4.4 million for acquired in-process research and development was recorded during the Company's fourth quarter of 1996. See Note 8 of Notes to the Consolidated Financial Statements.


Results Of Operations

The following table presents, for the periods indicated, the percentage relationship certain items in the Consolidated Statements of Earnings bear to net revenues:


                                               Percentage of net revenues             Percentage change

                                                                                    1995            1994
Year ended December 31,                      1996          1995          1994      to 1996         to 1995
                                             ----          ----          ----     ---------        -------
Net revenues                                  100%          100%          10%          5%            (12)%

Cost of revenues                               30            33           31          (4)             (7)
                                             ----          ----         ----       -----            ----

   Gross margin                                70            67           69           9             (15)
                                             ----          ----         ----       -----            ----

Research and development                       13            15           15         (11)            (13)
Selling, general and administrative            48            48           44           5              (4)

Merger related costs                          --              3            5         (94)            (57)
In-process research and development             8           --           --          100             --
                                             ----          ----         ----       -----           ----
   Operating earnings (loss)                    1             1            5         (36)            (75)

Interest income                                 5             4            2          25              57

Write-down of investment in ZyLAB
   International                               (5)          --           --         (100)             --

   Earnings before income taxes                 1             5            7         (82)            (29)

Income tax expense                            --            --             3         (76)            (74)
                                             ----          ----         ----       -----            ----
   Net earnings                                1%            5%           4%         (83)%            -- %

Net Revenues

         In fiscal 1996, the second full year of the Company's "bundle and upgrade" strategy, net revenues increased 5 percent over net revenues in 1995. Net revenues had declined 12 percent from 1994 to 1995 as the Company seeded the expanding market for scanners with very low priced, fewer featured optical character recognition (OCR) products by bundling those products with the products of its scanner manufacturer partners. The objective of the strategy is to expose more customers to the benefits of the Company's OCR technology and then "upgrade" those customers to fully-featured products. During 1996, that strategy resulted in unit sales of OmniPage Professional(R) upgrade products' increasing 137 percent over 1995, offsetting a 34 percent decline in unit sales of non-upgrade OCR products during the same period.

         The following chart summarizes net revenues, cost of revenues, and gross margins for the Company's products categorized between software and hardware. Software products consist of the OmniPage, WordScan, OmniForm, and PageKeeper lines of products. Hardware products consist of transaction processing OCR and bar code products, the M/Series line of production OCR, and in 1994, the OmniScan(R) handheld scanner product.

Business Line Analysis

                                              1996                            1995                             1994
                                              ----                            ----                             ----
                   Software  Hardware               Software   Hardware              Software   Hardware
In thousands       Products  Products     Combined   Product   Products   Combined    Product   Products   Combined
                   --------  --------     --------   -------   --------   --------    -------   --------   --------
Net revenues       $ 45,797   $ 8,731     $ 54,528  $ 41,653   $ 10,286   $ 51,939   $ 45,089   $ 14,041   $ 59,130

Cost of revenues     12,798     3,675       16,473    12,989      4,095     17,084     11,716      6,579     18,295
                     ------     -----       ------    ------      -----     ------     ------      -----     ------
revenues
                   $ 32,999   $ 5,056     $ 38,055  $ 28,664    $ 6,191   $ 34,855   $ 33,373    $ 7,462   $ 40,835

Gross margin %        72.1%     57.9%        69.8%     68.8%      60.2%      67.1%      74.0%      53.1%      69.1%
                     ------    ------       ------    ------     ------     ------     ------     ------     ------

         Net revenues for software products increased 10% during 1996, to $45,797,000 from $41,653,000 in 1995, due to increasing shipments of OCR upgrade products, as well as increasing shipments of OmniForm products, which began shipping in the second quarter of 1995. Net revenues of OmniPage Professional upgrade products increased over 119 percent in 1996, while net revenues of non-upgrade, fully-featured OCR products declined 24 percent over the same period. In 1995, the first full year of operation under the bundle and upgrade strategy, net revenues of software products decreased eight percent from 1994, as a 42 percent decline in sales of non-upgrade, fully-featured products outweighed the 144 percent increase in lower priced OmniPage Professional upgrade products during that year.

         Net revenues for hardware products decreased 15% to $8,731,000 in 1996, compared to $10,286,000 in 1995. The decrease was primarily attributable to a decline in shipments of maturing M/Series hardware products designed for high-volume OCR applications, as well as a decrease in shipments of transaction processing automated data entry products. Increasing memory and microprocessor power on today's typical PC are helping to close the gap between the "hardware" solution to high-volume OCR needs provided by the M/Series and "software only" solutions. Over time, our M/Series hardware products may evolve into software-only solutions as increasing computing power continues to be adopted. The fluctuation in revenues from automated data entry products is typical of historical sales patterns in that line of business. The periodic award of large sales contracts tends to make revenues in the automated data entry line difficult to predict, and such fluctuations in net revenues are expected to continue. Net revenues for hardware products decreased 27% to $10,286,000 in 1995, compared to $14,041,000 in 1994. This decrease was caused by the elimination of the OmniScan handheld scanner from the product line, lower net revenues associated with transaction processing OCR/bar code products, and lower unit sales of M/Series products.

         International sales (outside the United States) increased eight percent during 1996, and represented 30% of net revenues during the year, compared to 29% in 1995 and 31% in 1994. International sales totaled $16,391,000 in 1996, $15,154,000 in 1995, and $18,125,000 in 1994. The
increase in software upgrade revenues, resulting from a full year of operation under the bundle and upgrade model, is the primary reason for the increase in export sales in 1996. During 1995, international sales declined 16 percent from 1994 as the transition to the bundle and upgrade strategy was made during that year.

Gross Margins

         Gross margins for software products improved from 68.8% in 1995 to 72.1% in 1996 due to manufacturing efficiencies derived from increased unit shipments of upgrade products as well as a reduction in software media costs. Also, in the latter portion of fiscal 1996, the Company shifted the cost of manufacturing its bundled products to certain of the Company's bundling partners. Under such agreements, rather than selling manufactured product to such partners at prices approximating cost, the Company allows such bundling customers to produce their own requirements with a minimal royalty. This transition has the effect of reducing the Company's revenues by amounts nearly equal to the reduction in associated cost of revenues for such bundled product, resulting in an improvement in the overall gross margin percentage for software products. This type of arrangement with bundling partners is expected to continue in 1997. During 1995, gross margins for software products declined to 68.8% from 74.0% in 1994, due to product mix changes resulting from the bundle and upgrade strategy. In 1995, the first full year of this new business model, increased unit volumes of both bundle and upgrade products carrying much lower margins than non-upgrade products resulted in lower overall gross margins for software products in that year.

         Gross margins for hardware products decreased to 57.9% in 1996 from 60.2% in 1995 due to a reduction in absorption of fixed manufacturing overhead as a result of lower unit shipments of both M/Series and automated data entry products. In 1995, gross margins for hardware products increased to 60.2% from 53.1% in 1994, due to the discontinuance of sales of the OmniScan product, which had significantly lower gross margins than the Company's other hardware based products.

         The primary factor affecting gross margins in the future is likely to be shifts in product mix between fully-priced non-upgrade software, bundled software, and upgrade products, as well as overall shifts in product mix between software and hardware products. In addition, the microcomputer software market has been subject to rapid changes, including significant price competition, which can be expected to continue. Future technology or market changes may cause certain products to become obsolete rapidly, necessitating increased inventory write- offs or reserves and a corresponding decrease in gross margins.



Operating Expenses

         Research and development (R&D) expenses decreased 11% to $7,069,000 in 1996 from $7,915,000 in 1995. As a percentage of revenue, 1996 R&D expense declined to 13% of net revenues from 15% in 1995. The decrease in spending from 1995 to 1996 was primarily the result of synergies created by the merger with Calera(R) Recognition Systems late in 1994. From 1994 to 1995, R&D expenses decreased 13% from $9,072,000 to $7,915,000, respectively. As a percentage of revenue, 1995 R&D expense was consistent with 1994 at 15% in each year. The decrease in spending from 1994 to 1995 was also a result of synergies created by the merger with Calera.

         The Company is committed to providing continued enhancements to current products as well as developing new technologies for the future. This commitment resulted in the Company's continuing to invest heavily in R&D during 1996. In accordance with Statement of Financial Accounting Standards No. 86, the Company capitalized $561,000 of software development costs during 1996, compared to $614,000 in 1995 and $481,000 during 1994. Amortization of capitalized software development costs was $734,000 in 1996, compared to $683,000 in 1995 and $662,000 during 1994.

         Selling, general and administrative (SG&A) expenses increased 5% in 1996 to $26,103,000 from $24,892,000 in 1995. The increase in SG&A spending was primarily the result of higher service and support costs resulting from the Company's high volume unit sales and growing customer base, as well as increased promotional costs related to the OmniForm product line. As a percentage of revenue, 1996 SG&A expense remained consistent with 1995 at 48% of revenue in each year. From 1994 to 1995, SG&A expenses decreased 4% from $25,897,000 to $24,892,000, respectively. The decrease in SG&A spending was a result of the elimination of duplicative facilities and reduction in personnel due to synergies from the Calera acquisition. As a percentage of revenue, SG&A increased to 48% of revenue in 1995 from 44% in 1994. This increase is primarily attributable to a decline in overall net revenues. The Company expects that SG&A expense may increase in dollar terms in 1997, as efforts to expand sales and marketing activities continue in the OCR, forms, and desktop document management areas.

         In fiscal 1996, the Company recorded a $90,000 charge for additional merger related costs associated with its 1995 proposed merger with ViewStar Corporation. In 1995, merger related costs totaled

$1,387,000. Of this amount, $297,000 was related to the 1994 Calera acquisition. This charge included additional severance payments, legal, and other transaction costs, offset partially by savings resulting from an early buyout of a duplicative facilities lease. The remaining $1,090,000 in merger related costs in 1995 were associated with the proposed ViewStar merger. This amount included direct costs for investment bankers, accountants, attorneys, and financial printing related to the transaction prior to its termination. During 1994, the Company incurred $3,254,000 of merger related costs as a result of the acquisition of Calera. At that time, the charge included approximately $1,236,000 of direct transaction costs, with the balance reflecting costs to integrate the two companies such as elimination of redundant information systems, severance and outplacement of terminated employees, and cancellation of certain contractual arrangements.

         In connection with the acquisition of Recognita in December 1996, as discussed in Note 8 of Notes to the Consolidated Financial Statements, a charge to operations of $4,373,000 was recorded for in-process research and development during the Company's fourth fiscal quarter. In-process research and development represents the present value of the estimated cash flow expected to be generated by Recognita- related technology, which at the acquisition date had not yet reached the point of technological feasibility and did not have an alternative future use.

         Interest income increased by 25% in 1996 to $2,692,000 from $2,159,000 in 1995. This increase is primarily attributable to higher average cash and short-term investment balances in 1996, as well as generally higher interest rates on the Company's investment securities, in addition to a shift from tax-free investments to taxable securities carrying higher rates of interest. During 1995, interest income increased by 57% to $2,159,000 from $1,372,000 in 1994. This increase was also attributable to generally higher interest rates on the Company's short- term investments together with the shift to taxable securities carrying higher rates of interest during the latter part of the year.

         In the fourth quarter of 1996, the Company recorded a one-time charge of $2,616,000 to write-down its investment in ZyLAB International, due to ZyLAB's failure to achieve its business plan.

         The effective income tax rate for the Company during 1996 was 20%, primarily due to increased utilization of net operating loss carryforwards reducing taxable income and use of the Company's foreign sales corporation. Both the in-process research and development charge as well as the write-down of the ZyLAB investment were not deductible for tax purposes in 1996. Based on the Company's earnings history, a reduction in the valuation allowance for deferred tax assets was made in 1996, increasing such deferred tax assets and reducing the current year's tax expense. During 1995, the effective income tax rate was 15%, primarily due to the tax exempt nature of a majority of the Company's interest income and the use of its foreign sales corporation. Additionally, none of the Company's then $22,600,000 net operating loss carryforward was utilized in 1995 due to taxable income limitations. In future years, depending on profitability, the Company may be able to utilize approximately $2,700,000 of net operating loss carryforwards per year.



Certain Trends

         The Company's future operating results may be affected by various uncertain trends and factors which are beyond the Company's control. These include, but are not limited to, adverse changes in general economic conditions, rising costs, or the occasional unavailability of needed components. The industry is characterized by rapid changes in the technologies affecting optical character recognition, forms, and desktop document management. In addition, the industry has also become increasingly competitive, and, accordingly, the Company's results may also be adversely affected by the actions of existing or future competitors, including their development of new technologies, their introduction of new products, and the reduction of prices by such competitors to gain or retain market share.

         Late in 1994, the Company began to bundle limited functionality versions of its OmniPage and WordScan software recognition software with products from various scanner manufacturers. The Company's objective in bundling its software products with scanners was to expand the overall market for OCR software by providing a larger number of scanner purchasers with experience in the advantages of optical character recognition. The success of this model, compared to Caere's former model of selling its software primarily into niche markets at higher unit prices and lower unit volumes, depends upon the Company's maintaining or expanding its existing relationships with scanner manufacturers and on a significant proportion of customers who first receive OCR software in a bundled product deciding to upgrade to a newer or more fully featured version of the software. Such an upgrade is typically sold at a substantially lower price than non- upgrade fully featured products.

         Bundled products incorporating OmniPage and WordScan began shipping in significant quantities in the fourth quarter of 1994. Because of the lower per-unit revenue to the Company that results from the combined sale of a bundled product plus an upgrade, compared to the sale of a non-upgrade fully featured version of the software, the "bundle and upgrade" program resulted in decreased revenues from software recognition products during 1995, despite an increase of 111% in unit sales for the year. After another full year of operation under this selling strategy in 1996, net revenues of software products showed an increase over 1995 of 10%, primarily resulting from the 119% increase in revenues of OmniPage Professional upgrade products during the year. Unit sales volume of upgrade products increased 137% from 1995 to 1996. However, there can be no assurance that Caere's transition to the "bundle and upgrade" business model will be successful and provide sufficient increases in unit volume in the future to offset reduced per-unit revenue. In addition, customers using the bundled product may defer or forego purchase of the Company's more fully featured versions of OmniPage and WordScan products if they find that the bundled products satisfy their recognition needs.

         A significant portion of the Company's net revenues is attributable to sales through the distribution channel. The Company's future operating results are dependent to a certain extent on its ability to maintain its existing relationships with such distributors.

         The Company's future earnings and stock price could be subject to significant volatility, particularly on a quarterly basis. The Company's revenues and earnings are unpredictable until the end of each quarter due to the Company's shipment patterns. As is common in the software industry, the Company's experience has been that a disproportionately large percentage of shipments has occurred in the third month of each fiscal quarter, and shipments tend to be concentrated in the latter half of that month. Because the Company's backlog early in a quarter is not generally large enough to assure that it will meet its revenue targets for any particular quarter, quarterly results are difficult to predict until the end of the quarter. A shortfall in shipments at the end of any particular quarter may cause the results for that quarter to fall significantly short of anticipated levels. Due to analysts' expectations of continued growth, any such shortfall in earnings could have a very significant adverse effect on the trading price of the Company's common stock in any given period.

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



Liquidity And Capital Resources

         Caere's financial position remains strong at December 31, 1996. Working capital decreased to $49,793,000 from $52,650,000 at December 31, 1995. This decrease is related to the Company's repurchase of its common stock. In accordance with its approved share repurchase program, the Company used $9,233,000 to repurchase 1,000,000 shares during the third quarter of 1996. The Company has no long-term debt. The Company's cash and short-term investments totaled $44,290,000 at December 31, 1996. The Company believes that current cash balances and internally generated funds will be sufficient to meet its cash requirements through 1997.

         Caere generated cash from operations of $5,627,000, $3,181,000, and $9,697,000 during the years ended December 31, 1996, 1995, and 1994, respectively. In each year, uses of cash included modest expenditures for capital outlays and other investments. In 1996, a share repurchase program used $9,233,000, while in 1995 the Company invested $2,616,000 in ZyLAB International. Over the past three years, growth of cash and short-term investment balances was reduced by increased corporate merger and acquisition activity.

         The Company offers credit terms to qualifying customers and also sells on a prepaid, credit card, and cash-on-delivery basis. With respect to credit sales, the Company attempts to control its bad debt exposure through monitoring of customers' creditworthiness and, where practicable, through participation in credit associations that provide credit rating information about its customers. The Company has also purchased credit insurance for certain key accounts to reduce the potential for catastrophic losses.

Consolidated Balance Sheets

December 31, In thousands, except share and per share data                          1996           1995
                                                                                    ----           ----
Assets
Current assets:
      Cash and cash equivalents                                                 $ 11,663       $ 10,664
      Short-term investments                                                      32,627         37,101
      Receivables                                                                  6,888          6,180
      Income tax receivable                                                          --           1,109
      Inventories                                                                  2,779          2,077
      Deferred income taxes                                                        2,474          1,659
      Other current assets                                                           768            766
         Total current assets                                                     57,199         59,556
                                                                                --------       --------
Property and equipment, net                                                        4,742          5,639
Other assets                                                                       1,213          4,103
                                                                                --------       --------
                                                                                $ 63,154       $ 69,298
                                                                                ========       ========

Liabilities and stockholders' equity
Current liabilities:
      Accounts payable                                                          $  3,481       $  2,944
      Accrued expenses                                                             3,925          3,032
      Accrued merger related costs                                                   --             930
                                                                                --------       --------
         Total current liabilities                                                 7,406          6,906
Deferred income taxes                                                                --             364
Commitments and contingencies
Stockholders' equity:
Preferred stock, $.001 par value. authorized
   2,000,000 shares; none issued or outstanding                                      --             --
Common stock, $.001 par value. authorized
   30,000,000 shares; issued and outstanding
   12,630,584 and 13,283,224 shares                                                   13             13
Additional paid-in capital                                                        55,399         62,075
Retained earnings (deficit)                                                          336           (60)
                                                                                --------       --------
         Total stockholders' equity                                               55,748         62,028
                                                                                --------       --------
                                                                                $ 63,154       $ 69,298
                                                                                ========       ========

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements Of Earnings

Years Ended December 31, In thousands, except per share data                   1996            1995           1994
                                                                               ----            ----           ----
Net revenues                                                               $ 54,528        $ 51,939       $ 59,130
Cost of revenues                                                             16,473          17,084         18,295
                                                                            -------         -------        -------
                                                                             38,055          34,855         40,835
                                                                            -------         -------        -------
Operating expenses:
Research and development                                                      7,069           7,915          9,072
Selling, general and administrative                                          26,103          24,892         25,897
Merger related costs                                                             90           1,387          3,254
In-process research and development                                           4,373             --             --
                                                                            -------         -------        -------
                                                                             37,635          34,194         38,223
                                                                            -------         -------        -------
   Operating earnings                                                           420             661          2,612
Interest income                                                               2,692           2,159          1,372
Write-down of investment in ZyLAB International                             (2,616)             --             --
                                                                            -------         -------        -------
   Earnings before income taxes                                                 496           2,820          3,984
Income tax expense                                                              100             423          1,600
                                                                            -------         -------        -------
   Net earnings                                                               $ 396         $ 2,397        $ 2,384
                                                                            =======         =======        =======
   Earnings per share                                                         $ .03           $ .18          $ .18
                                                                            =======         =======        =======
Shares used in per share calculation                                         13,319          13,538         13,136
                                                                            =======         =======        =======

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements Of  Stockholders' Equity


                                                                                        Notes
                                                   Common stock     Additional     receivable       Retained          Total
                                                   ------------        paid-in           from       earnings   stockholders'
In thousands, except share data                  Shares    Amount      capital   stockholders      (deficit)         equity
                                                 ------    ------      -------   ------------      ---------      ---------
Balances at December 31, 1993                12,543,041      $ 13     $ 56,448         $  --       $ (4,841)       $ 51,620
Repurchase of stock                            (19,916)       --         (311)            --             --           (311)
Exercise of stock options                       265,993       --         1,956            --             --           1,956
Issued in exchange for notes                    125,109       --           400          (400)            --             --
receivable
Issued pursuant to stock purchase plan           57,192       --           395            --             --             395
Reissuance of treasury stock to public           75,000       --         1,104            --             --           1,104
Tax benefit associated with
   exercise of stock options                        --        --           605            --             --             605
Net earnings                                        --        --           --             --           2,384          2,384
                                              ---------     -----     --------         ------         ------       --------
Balances at December 31, 1994                13,046,419        13       60,597          (400)         (2,457)        57,753
Exercise of stock options                       182,823       --           914            --             --             914
Collection of notes receivable                      --        --           --             400            --             400
Issued pursuant to stock purchase plan           69,778       --           569            --             --             569
Repurchase of stock                            (15,796)       --          (64)            --             --            (64)
Tax benefit associated with
   exercise of stock options                        --        --           110            --             --             110
Other                                               --        --          (51)            --             --            (51)
Net earnings                                        --        --           --             --           2,397          2,397
                                              ---------     -----     --------         ------         ------       --------
Balances at December 31, 1995                13,283,224        13       62,075            --            (60)         62,028
Repurchase of stock                         (1,000,000)       --       (9,233)            --             --         (9,233)
Exercise of stock options                       240,438       --         1,560            --             --           1,560
Issued pursuant to stock purchase plan          106,922       --           650            --             --             650
Tax benefit associated with
   exercise of stock options                        --        --           296            --             --             296
Other                                               --        --            51            --             --              51
Net earnings                                        --        --           --             --             396            396
                                              ---------     -----     --------         ------         ------       --------
Balances at December 31, 1996                12,630,584      $ 13     $ 55,399         $  --           $ 336       $ 55,748
                                             ==========      ====     ========         ======         ======       ========

See accompanying Notes to the Consolidated Financial Statements.

Consolidated  Statements Of Cash Flows

Years Ended December 31, In thousands                                1996            1995          1994
                                                                     ----            ----          ----
Cash flows from operating activities:
Net earnings                                                        $ 396         $ 2,397       $ 2,384
Adjustments to reconcile net earnings to net cash provided
   by operating activities:
      Depreciation and amortization                                 2,689           2,317         1,939
      Merger related costs                                          (930)         (1,337)         2,467
      Write-down of investment in ZyLAB International               2,616             --            --
      Amortization of capitalized software development costs          734             683           662
      Deferred income taxes                                       (1,301)             691         (705)
      Changes in operating assets and liabilities:
         Receivables                                                (708)           (140)         1,722
         Income tax receivable                                      1,109         (1,109)         1,002
         Inventories                                                (702)             478         (687)
         Other current assets                                         (2)            (18)            10
         Accounts payable                                             537           (136)           515
         Accrued expenses                                           1,189           (645)           388
                                                                  -------         -------      --------
      Net cash provided by operating activities                     5,627           3,181         9,697
                                                                  -------         -------      --------
Cash flows from investing activities:
Short-term investments, net                                         4,474           9,952      (28,450)
Capital expenditures                                              (1,460)         (3,925)       (1,362)
Capitalized software development costs                              (561)           (614)         (481)
Investment in ZyLAB International                                     --          (2,616)           --
Other assets                                                        (109)           (838)           171
                                                                  -------         -------      --------
      Net cash provided by (used for) investing activities          2,344           1,959      (30,122)
                                                                  -------         -------      --------
Cash flows from financing activities:
Proceeds from issuances of common stock                             2,261           1,529         3,749
Repayment of short-term borrowings                                    --            (400)           --
Collection of notes receivable from stockholders                      --              400           --
Repurchase of common stock                                        (9,233)             --            --
                                                                  -------         -------      --------
      Net cash provided by (used for) financing activities        (6,972)           1,529         3,749
                                                                  -------         -------      --------
Net change in cash and cash equivalents                               999           6,669      (16,676)
Cash and cash equivalents at beginning of year                     10,664           3,995        20,671
                                                                   ------           -----      --------
Cash and cash equivalents at end of year                          $11,663         $10,664      $  3,995
                                                                  =======         =======      ========
Supplemental disclosures:
Cash paid for income taxes                                        $   162         $ 1,636      $  2,112
                                                                  =======         =======      ========
Non-cash investing and financing activities:
   Options exercised in exchange for notes receivable or stock    $   --          $   --       $    711
                                                                  =======         =======      ========

See accompanying Notes to the Consolidated Financial Statements.

Notes To The Consolidated  Financial Statements



Note 1. Company And Significant Accounting Policies

         The Company. Caere Corporation (the Company) designs, develops, manufactures, and markets information recognition software and products. The Company distributes a range of information recognition software and equipment through channels of original equipment manufacturers, value added resellers, distributors, and retail distributors.

         In December 1994, the Company acquired Calera Recognition Systems, Inc. (Calera), a developer of software and hardware for converting scanned or faxed images into usable text and graphics. This acquisition was accounted for under the pooling of interests method of accounting. Accordingly, the consolidated results of the Company have been restated to include Calera's results of operations for all periods presented.

         In December 1996, the Company acquired Recognita Rt. (Recognita), a developer of recognition and forms software and products. This acquisition was accounted for using the purchase method of accounting. Accordingly, the consolidated results of the Company include Recognita's results of operations since the date of acquisition.

         Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         Principles of Consolidation. The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries after elimination of intercompany transactions.

         Foreign Currency Translation. The financial statements of the Company's foreign subsidiaries, where the local currency is the functional currency, are translated using the exchange rate in effect at the end of the year for assets and liabilities and average exchange rates during the year for results of operations. The resulting foreign currency translation adjustments have not been material. The Company enters into transactions denominated in foreign currencies and includes the exchange gain or loss arising from such transactions in current operations.

         Cash, Cash Equivalents, and Short-Term Investments. Cash and cash equivalents consist of cash on deposit with banks and highly liquid money market instruments with original maturities of 90 days or less. Certain cash equivalents and all investments have been classified as available-for-sale and are stated at fair value at December 31, 1996 and 1995.

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

         Software Development Costs. The Company capitalizes software development costs incurred subsequent to determining a product's technological feasibility. Such costs are amortized on a straight-line basis over the estimated useful life of the product, generally two to three years. Included in other assets at December 31, 1996 and 1995, are capitalized software development costs aggregating $4,770,000 and $4,209,000, respectively, and related accumulated amortization of $4,147,000 and $3,413,000, respectively. Amortization is included in cost of revenues in the accompanying consolidated statements of earnings.

         Other Assets. The Company owns a minority interest in ZyLAB International, Inc. (ZyLAB), a developer of full text indexing and retrieval software, and accounts for such investment under the cost method. At December 31, 1995, the balance of the ZyLAB investment totaled $2,616,000. At December 31, 1996, the balance of the ZyLAB investment was written off.

         Revenue Recognition. Revenue is recognized when (i) delivery has occurred, (ii) collectibility is probable, and (iii) remaining vendor obligations are insignificant. In addition, provisions are recorded for the limited rights to exchange products and price protection on unsold merchandise granted to certain distributors.

         Stock-Based Compensation. The Company uses the intrinsic value method to account for stock-based compensation.

         Income Taxes. The Company records income tax expense using the asset and liability approach that results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in Caere's financial statements or tax returns. In estimating future tax consequences, Caere generally considers all expected future events other than enactment of changes in tax laws or rates. A valuation allowance is recognized for the portion of deferred tax assets whose realizability is not considered more likely than not.

         Earnings Per Share. Earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of options to purchase common stock calculated using the treasury stock method.




Note 2. Cash Equivalents And Short-Term Investments

Certain cash equivalents and all short-term investments have been classified as available-for-sale securities, and their estimated fair value, which approximated their cost, was as follows as of December 31, 1996 and 1995:


December 31, In thousands                                  1996             1995
                                                           ----            -----
Corporate bonds and notes                              $ 17,556         $ 15,796
Commercial paper                                          6,712            6,549
Certificates of deposit                                   3,600              --
State and municipal bonds                                 3,101            1,600
Corporate auction-rate preferred securities               9,995           18,700
                                                          -----           ------
                                                       $ 40,964         $ 42,645
                                                       ========         ========


         The Company's investments are classified as follows:

December 31, In thousands                                   1996            1995
                                                            ----           -----
Cash equivalents                                         $ 8,337         $ 5,544
Short-term investments                                    32,627          37,101
                                                          ------          ------
                                                        $ 40,964        $ 42,645
                                                        ========        ========

         The estimated fair value of available-for-sale securities as of December 31, 1996, by contractual maturity, consisted of the following:

In thousands
Due in one year or less                                               $ 22,032
Due in more than one year                                                  600
Auction-rate securities                                                  9,995
                                                                         -----
                                                                      $ 32,627
                                                                      ========

         Auction-rate preferred securities are taxable investments without a stated expiration date. The Company has the option of adjusting the respective interest rates or liquidating these investments at auction on stated auction dates which range from 7 to 28 days.

Note 3. Receivables

December 31, In thousands                                                   1996               1995
                                                                          -------            -------
Trade accounts receivable                                                 $ 8,139            $ 7,743
Interest receivable                                                           264                139
                                                                          -------            -------
                                                                            8,403              7,882
Less allowance for returns and doubtful accounts                            1,515              1,702
                                                                          -------            -------
                                                                          $ 6,888            $ 6,180
                                                                          =======            =======

         The Company's credit risk is concentrated primarily in trade receivables from dealers and distributors of hardware and software products who sell into the retail market (see Note 11). Historically, the Company has not experienced significant losses related to receivables from individual customers or groups of customers in any particular industry.

Note 4. Inventories

December 31, In thousands                                     1996                 1995
                                                            -------              -------
Raw materials                                               $ 1,540              $ 1,212
Work in process                                                 348                  287
Finished goods                                                  891                  578
                                                            -------              -------
                                                            $ 2,779              $ 2,077
                                                            =======              =======

Note 5. Property And Equipment

December 31, In thousands                                     1996                              1995
                                                            -------                           -------
Equipment                                                   $11,116                           $13,012
Furniture and fixtures                                        1,954                             2,247
Leasehold improvements                                        1,489                             1,580
                                                            -------                           -------
                                                             14,559                            16,839
Less accumulated depreciation and amortization                9,817                            11,200
                                                            -------                           -------
                                                            $ 4,742                           $ 5,639
                                                            =======                           =======

Note 6. Accrued Expenses

December 31, In thousands                                     1996                             1995
                                                            -------                          -------
Accrued payroll costs                                       $ 1,108                          $ 1,478
Accrued royalties                                               651                              829
Accrued professional fees                                       329                              344
Income taxes payable                                            700                              --
Other accrued expenses                                        1,137                              381
                                                            -------                          -------
                                                            $ 3,925                          $ 3,032
                                                            =======                          =======

Note 7. Commitments And Contingencies

         The Company leases its facilities under noncancelable operating leases that expire in 2002. As of December 31, 1996, future minimum lease payments under noncancelable operating leases were $668,000, $704,000, $738,000, $772,000 and $805,000 for each of the years through the period ending December 31, 2001.

         Rent expense was approximately $692,000 in 1996, $611,000 in 1995, and $913,000 in 1994. The Company is responsible for taxes and insurance in connection with its facilities leases.

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

Note 8. Mergers And Acquisitions

         On December 20, 1994, the Company issued approximately 2.5 million common shares in exchange for all of the capital stock and vested stock options of Calera, and initiated a plan to combine the operations of the two companies. This business combination has been accounted for as a pooling of interests, and accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the results of operations, financial position, and cash flows of Calera. On the date of the merger, the Company recorded a $3.3 million charge related to merger transaction and integration costs. Transaction costs consist principally of transaction fees for investment bankers, attorneys, accountants, financial printing, and other related charges. Other merger related costs include the elimination of redundant information systems and equipment, severance and outplacement of terminated employees, and cancellation of certain contractual agreements.

         The Calera merger transaction and integration costs are summarized below:

                                                             Provision
                                                           recorded at
                                                           acquisition                     Cash          Accrued as of
Period from acquisition to Dec. 31, 1994, In thousands            date   Write-offs    payments      December 31, 1994
                                                           -----------   ----------    --------      -----------------

Transaction costs                                              $ 1,236       $  --        $ 770                  $ 466
Severance and outplacement                                       1,368          --            9                  1,359
Redundant information systems and equipment                        230          200           8                     22
Cancellation of facility leases                                    420          --          --                     420
                                                               -------        -----       -----                -------
                                                               $ 3,254        $ 200       $ 787                $ 2,267
                                                               =======        =====       =====                =======


                                                  Accrued as of                     Cash    Change in   Accrued as of
Year ended Dec. 31, 1995, In thousands            Dec. 31, 1994    Write-offs   payments     estimate   Dec. 31, 1995
                                                  -------------    ----------   --------     --------   -------------
Transaction costs                                         $ 466        $  --       $ 494         $ 51            $ 23
Severance and outplacement                                1,359           --       1,321          366             404
Redundant information systems and equipment                  22           --          17          --                5
Cancellation of facility leases                             420           --         300        (120)             --
                                                        -------        ------    -------        -----           -----
                                                        $ 2,267        $  --     $ 2,132        $ 297           $ 432
                                                        =======        ======    =======        =====           =====


                                                  Accrued as of                     Cash    Change in   Accrued as of
Year ended Dec. 31, 1996, In thousands            Dec. 31, 1995    Write-offs   payments     estimate   Dec. 31, 1996
                                                  -------------    ----------   --------     --------   -------------
Transaction costs                                          $ 23        $  --        $ 23       $  --           $  --
Severance and outplacement                                  404           --         404          --              --
Redundant information systems and equipment                   5           --           5          --              --
Cancellation of facility leases                             --            --         --           --              --
                                                          -----        ------      -----       ------          ------
                                                          $ 432        $  --       $ 432       $  --           $  --
                                                          =====        ======      =====       ======          ======

         The nature, timing and extent of other merger related costs follow:

         Severance and Outplacement. As a result of the merger, certain manufacturing, distribution, customer service, and administrative functions were combined and reduced. These costs included severance and outplacement charges related to approximately 40 terminated employees.

         Redundant Information Systems and Equipment. To facilitate the operations of the Company, the combined organization migrated to a common management information system, which resulted in the write-off of the book value of abandoned systems as of December 31, 1994.

         Cancellation of Facility Leases. The Company consolidated duplicate offices. An early termination was negotiated by the Company and was paid during fiscal year 1995.

         On January 22, 1996, the Company exercised its right to terminate its agreement to acquire ViewStar Corporation. Direct transaction costs totaling $1,090,000 were expensed in fiscal year 1995. These costs included fees for investment bankers, attorneys, accountants, financial printing, and other transaction costs which were incurred through the date of termination. All such costs were paid as of December 31, 1996. In addition to these costs, additional ViewStar transaction expenses totaling $90,000 were recorded and paid in the first quarter of 1996.

         On December 18, 1996, the Company acquired Recognita Rt., a recognition and forms software developer headquartered in Budapest, Hungary. Total costs of the acquisition were $4,868,000. The purchase price of $3,000,000 was paid in cash prior to the end of fiscal 1996. Acquisition costs associated with the transaction totaled $1,090,000 and consisted mainly of professional fees. The Company also assumed $778,000 of debt in conjunction with the acquisition. This business combination was accounted for under the purchase method of accounting. Accordingly, Recognita's results of operations have been included in the Company's consolidated results of operations since the date of acquisition.

         The purchase price was allocated among the identifiable assets of Recognita. Acquired technology was valued using a risk-adjusted cash flow model, under which future expected cash flows were discounted taking into account risks related to existing markets, the technology's life expectancy, future target markets and potential changes thereto, and the competitive outlook for the technology. This analysis resulted in an allocation of $4,373,000 to in-process technology which had not yet reached technological feasibility and had no alternative future use, and accordingly, was charged to expense.

         The following summarized, pro forma results of operations assumes the acquisition took place at the beginning of the respective periods and excludes the $4,373,000 charge for acquired in-process technology.



Year ended December 31, In thousands, except per share amounts               1996          1995
                                                                             ----          ----
Net revenues                                                             $ 56,683      $ 54,039
Net earnings                                                               $4,446        $1,852
Earnings per share                                                           $.33          $.14

Note 9. Stock Compensation Plans

         At December 31, 1996, the Company has several stock-based compensation plans, which are described below. The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans and its stock purchase plan. Had compensation cost for such plans been determined consistent with FASB Statement No. 123, the Company's net earnings (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

In thousands, except per share data                           1996            1995
                                                              ----            ----

Net earnings (loss)                   As reported            $ 396         $ 2,397
                                      Pro forma             $ (396)        $ 1,484

Primary earnings (loss) per share     As reported            $ .03           $ .18
                                      Pro forma             $ (.03)          $ .11


         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants under each of the option plans in 1996, and 1995, respectively: dividend yield of 0% for each year; expected volatility of 66%, and 67%; risk-free interest rates of 5.85%, and 5.75%; and an expected life of .82 years following vesting for each year.

         Under FASB Statement No. 123, compensation cost related to the 1990 Employee Stock Purchase Plan is recognized for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model with the following assumptions for 1996, and 1995, respectively: dividend yield of 0% for each year; expected volatility of 66%, and 67%; risk-free interest rates of 5.85%, and 5.75%; and an expected life of one year for each year. The weighted-average fair value per share of those purchase rights granted in 1996, and 1995 was $2.50, and $3.06, respectively.

         Fixed Stock Option Plans. The Company has two fixed option plans. Under the 1981 Incentive and Supplemental Stock Option Plan, the Company may grant options to its employees for up to 3,595,000 shares of common stock. Under the 1992 Non-Employee Directors' Stock Option Plan, the Company may grant options to its non-employee directors for up to 230,000 shares of common stock. Under both plans, the exercise price of each option equals the market price of the Company's stock on the date of grant, and an option's maximum term is ten years. Options are generally exercisable in equal installments over four years.

         A summary of the status of the Company's two fixed stock option plans as of December 31, 1996, 1995, and 1994, and changes during the years ended on those dates is presented below (in thousands except per share data):


                                                      1996                        1995                       1994
                                                      ----                        ----                       ----
                                                 Weighted-                   Weighted-                  Weighted-
                                                   Average                     Average                    Average
Fixed Options                      Shares   Exercise Price     Shares   Exercise Price     Shares    Exercise Price
                                   ------   --------------     ------   --------------     ------    --------------
Outstanding at beginning of year    1,541           $ 7.91      1,514           $ 7.03      1,522          $ 6.20
Granted                               487             8.65        438             9.27      1,156            8.00
Exercised                           (240)             6.49      (183)             5.00      (391)            5.15
Forfeited                           (329)             8.84      (228)             7.02      (773)            7.79
                                   ------            -----     ------            -----     ------           -----
Outstanding at end of year          1,459           $ 8.18      1,541           $ 7.91      1,514          $ 7.03
                                    =====           ======      =====         ========      =====          ======
Options exercisable at year-end       705                         594                         444
                                    =====                       =====                       =====
Weighted-average fair value of
   options granted during the year                  $ 4.13                      $ 6.30
                                                    ======                      ======



         The following table summarizes information about fixed stock options outstanding at December 31, 1996 (in thousands, except per share and life data):

                                                 Options Outstanding                Options Exercisable
                                                 -------------------                -------------------
                                       Weighted-Avg
                                          Remaining
                                       Contractual
       Range of           Number              Life        Weighted-Avg        Number         Weighted-Avg
Exercise Prices      Outstanding        (in years)      Exercise Price   Exercisable       Exercise Price
---------------      -----------        ----------      --------------   -----------       --------------
  $2.73 to 7.63              524               5.5              $ 7.12           352               $ 7.12
  $8.00 to 8.50              293               8.9                8.27            64                 8.37
  $8.63 to 9.38              293               7.7                9.02           123                 9.17
 $9.75 to 20.00              350               7.4               10.34           166                10.13
 --------------            -----               ---              ------           ---               ------
 $2.73 to 20.00            1,459               7.1              $ 8.18           705               $ 8.30
 ==============            =====               ===             =======           ===               ======

         Employee Stock Purchase Plan. Under the 1990 Employee Stock Purchase Plan, the Company is authorized to issue up to 500,000 shares of common stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the Plan, employees can choose to have up to 15 percent of their annual earnings withheld to purchase the Company's common stock. The purchase price of the stock is the lower of 85 percent of the market price on either the purchase date or the offering date. Under the Plan, the Company sold 106,922 shares, 69,778 shares, and 57,192 shares to employees in 1996, 1995, and 1994, respectively.

         Shareholder Rights Plan. The Company's shareholder rights plan is intended to protect shareholders from unfair or coercive takeover practices. In accordance with this plan, the Board of Directors declared a dividend distribution of one common stock purchase right on each outstanding share of its common stock held as of May 3, 1991. Each right entitles the registered holder to purchase from the Company one one- hundredth of a share of series A junior participating preferred stock at $90. The rights will not be exercisable until certain events occur. The rights are redeemable at $.01 by the Company and expire May 3, 2001. As of December 31, 1996, 100,000 shares of the Company's preferred stock have been reserved for this plan.

Note 10. Income Taxes

The components of income tax expense are as follows:


Years Ended December 31, In thousands                    1996          1995            1994
                                                         ----          ----            ----
Current:
   Federal                                              $ 855       $ (423)         $ 1,277
   State                                                  250            45             423
                                                      -------         -----         -------
Total current                                           1,105         (378)           1,700
                                                      -------         -----         -------
Deferred:
   Federal                                            (1,071)           573           (535)
   State                                                (230)           118           (170)
                                                      -------         -----         -------
      Total deferred                                  (1,301)           691           (705)
                                                      -------         -----         -------
Charges in lieu of income taxes associated
   with the exercise of stock options                     296           110             605
                                                      -------         -----         -------
                                                        $ 100         $ 423         $ 1,600
                                                      =======         =====         =======

         The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below.

December 31, In thousands                                                               1996           1995
                                                                                        ----           ----
Deferred tax assets:
   Federal and state net operating loss and research and
      experimental credit carryforwards                                              $ 6,671        $ 7,969
   Accounts receivable, principally due to allowance for doubtful accounts
      and sales returns and allowances                                                   411            500
   Inventories, non-deductible lower of cost or market adjustments                       327            260
   Compensated absences, principally due to accrual for
      financial reporting purposes                                                       285            225
   Accruals for financial statement purposes not taken for tax purposes                  310            670
   Property and equipment principally due to differences in depreciation                 373            --
   Other                                                                                  46              4
                                                                                    --------        -------
      Total gross deferred tax assets                                                  8,423          9,628
   Less valuation allowance                                                          (5,523)        (7,969)
                                                                                    --------        -------
      Net deferred tax assets                                                        $ 2,900        $ 1,659
Deferred tax liabilities:
   Property and equipment, principally due to differences in depreciation                --            (25)
   Software development costs, principally due to capitalization and                   (302)          (319)
     amortization
   Other                                                                                 (2)           (20)
                                                                                    --------        -------
Total gross deferred tax liabilities                                                   (304)          (364)
                                                                                    --------        -------
Net deferred tax benefit                                                             $ 2,596        $ 1,295
                                                                                     =======        =======

         The difference between the effective income tax rate and the U. S. federal statutory income tax rate is as follows:

Years Ended December 31,                                                            1996          1995           1994
                                                                                    ----          ----           ----
Statutory federal income tax rate                                                   34.0%         34.0%          34.0%
State tax, net of federal benefit                                                    2.0           4.0            5.7
Tax exempt income                                                                     --         (16.0)          (9.0)
Utilization of net operating loss carryforward                                    (239.0)           --             --
Change in valuation allowance                                                     (206.0)           --             --
Benefit of foreign sales corporation                                               (35.0)         (4.0)          (3.4)
Non-deductible acquisition expenditures                                               --            --           10.5
In-process research and development non-deductible for tax purposes                283.0            --             --
ZyLAB investment write-down non-deductible for tax purposes                        180.5            --             --
Other                                                                                0.7          (3.0)           2.4
                                                                                    20.2%         15.0%          40.2%
                                                                                   ======        ======         ======


         The Company has a net operating loss carryforward for federal tax purposes at December 31, 1996, of $17.9 million and federal research and experimentation credit carryforwards of $441,000. Federal tax laws impose significant restrictions on the utilization of net operating loss carryforwards in the event of a shift in the ownership of the Company, which constitutes an "ownership change" as defined by Internal Revenue Code Section 382. The acquisition of Calera in December 1994 resulted in such a change. As a result, the Company's federal net operating loss carryforwards are subject to an annual limitation approximating $2.7 million. Any unused annual limitations may be carried forward to increase the limitations in subsequent years.

Note 11. Major Customers And Export Sales

         One distributor accounted for 28%, 22%, and 23% of net revenues in 1996, 1995, and 1994, respectively. At December 31, 1996, this distributor accounted for 34% of trade accounts receivable. A second customer accounted for 15%, 9%, and 2% of net revenues in 1996, 1995, and 1994, respectively. At December 31, 1996, this distributor accounted for 8% of trade accounts receivable. International sales, principally to Europe, were 30%, 29%, and 31% of net revenues in 1996, 1995, and 1994, respectively.

Note 12. Quarterly Results Of Operations (Unaudited)

                                                                            1996, Quarter Ended      Year Ended
                                                                          ---------------------      ----------
In thousands, except per share data            Mar 31        Jun 30        Sep 30        Dec 31          Dec 31
                                               ------        ------        ------        ------          ------
Net revenues                                 $ 13,556      $ 13,989      $ 13,403      $ 13,580        $ 54,528
Gross margin                                    9,241         9,532         9,130        10,152          38,055
In-process research and development               --            --            --          4,373           4,373
Write-down of investment in ZyLAB                 --            --            --          2,616           2,616
Earnings (loss) before income taxes             1,609         1,844         1,691       (4,648)             496
Net earnings (loss)                             1,300         1,475         1,522       (3,901)             396
Net earnings (loss) per share                   $ .10         $ .11         $ .11       $ (.31)           $ .03
Shares used in per share calculations          13,459        13,820        13,342        12,596          13,319
Common stock price per share:
   High                                        $ 9.00       $ 13.38       $ 12.50       $ 11.50         $ 13.38
   Low                                           6.63          8.63          8.00          7.63            6.63

         The Company has not paid cash dividends on its common stock since its inception. The Company presently intends to retain earnings for use in its business and therefore does not anticipate paying any cash dividends in the foreseeable future. The Company's stock trades on the NASDAQ National Market System. On December 31, 1996, there were 487 holders of record of the Company's common stock.

Independent Auditors' Report

The Board Of Directors And Stockholders
Caere Corporation:

         We have audited the accompanying consolidated balance sheets of Caere Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Caere Corporation and subsidiaries as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.





KPMG Peat Marwick LLP





San Jose, California
January 28, 1997