Form 10-K405/A, Exhibit 13
period 1997-12-31
CAERE CORP
filed 1998-04-02
CIK 854916

                                                                    EXHIBIT 13.1

                               CAERE CORPORATION
                               ANNUAL REPORT 1997
FINANCIAL HIGHLIGHTS

(In thousands, except per share)            1997           1996            1995           1994            1993
Years Ended December 31,
Net revenues                             $55,018        $54,528         $51,939        $59,130         $48,264
Earnings (loss) before income taxes        4,017            496           2,820          3,984          (1,701)
Net earnings                               3,140            396           2,397          2,384             352
Earnings (loss) per share before
 cumulative effect on change in
 accounting principle                        .24            .03             .18            .18            (.05)
Basic earnings per share                     .24            .03             .18            .18             .03
Diluted earnings per share               $   .24        $   .03         $   .18        $   .18         $   .03
Weighted average share outstanding:
 Basic                                    13,123         13,120          13,172         12,649          12,639
 Diluted                                  13,265         13,319          13,538         13,136          12,639

As of December 31,
Cash and short-term investments          $49,573        $44,290         $47,765        $51,099         $39,325
Working capital                           54,893         49,793          52,650         53,729          46,552
Total assets                              67,300         63,154          69,298         67,902          58,684
Total stockholders' equity                61,209         55,748          62,028         57,753          51,620



MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

      In addition to historical information, the statements contained in Management's Discussion and Analysis of Financial Condition and Results of Operations include "forward looking" statements and are subject to risks and uncertainties. The actual future results of Caere Corporation (the "Company") could differ materially from those projected in any forward looking information. Some factors that could cause future actual results to differ materially from the Company's recent results or those projected in any forward looking information are those listed below in the sections entitled "Gross Margins," "Certain Trends," "Year 2000 Compliance," "Liquidity and Capital Resources," and other statements set forth below, as well as the section entitled "Risk Factors" in the Company's report on Form 10-K for its fiscal year ended December 31, 1997. The Company assumes no obligation to update the forward looking information or such factors.

     On March 31, 1997, the Company acquired Formonix, Inc. ("Formonix"), a developer of electronic forms software located in Colorado. Under the terms of the acquisition, the Company issued 550,000 shares of common stock in exchange for all of the capital stock of Formonix. The acquisition was accounted for using the purchase method, and, accordingly, the operating results of Formonix are included in the consolidated results of the Company since the date of acquisition. In connection with this transaction, acquired in-process research and development of $2.9 million was charged to operations during the Company's first quarter. See Note 8 of Notes to the Consolidated Financial Statements.

     The following table presents, for the periods indicated, the percentage relationship certain items in the Consolidated Statements of Earnings bear to net revenues:

RESULTS OF OPERATIONS
                                                                        PERCENTAGE CHANGE
                                        PERCENTAGE OF NET REVENUES        1996       1995
 YEARS ENDED DECEMBER 31,                1997       1996       1995    TO 1997    TO 1996

Net revenues                             100%      100%       100%        1%         5%
Cost of revenues                          26        30         33       (13)        (4)
 Gross margin                             74        70         67         7          9
Research and development                  17        13         15        33        (11)
Selling, general and administrative       49        48         48         3          5
Merger related costs                      --        --          3      (100)       (94)
In-process research and development        5         8         --       (33)       100
 Operating earnings                        3         1          1       261        (36)
Interest income, net                       4         5          4        (7)        25
Writedown of investment in ZyLAB
 International                            --        (5)        --      (100)      (100)
 Earnings before income taxes              7         1          5       710        (82)
Income tax expense                         1        --         --       777        (76)
 Net earnings                              6%        1%         5%      693%       (83)%

NET REVENUES

        In fiscal 1997, the Company completed its third year of the "bundle and upgrade" strategy, seeding the expanding market for scanners with lightly featured OCR products by bundling those products with the products of its scanner manufacturer partners. The objective of the strategy is to expose more customers to the benefits of the Company's OCR technology and then "upgrade" those customers to fully-featured products.

        The following chart summarizes net revenues, cost of revenues, and gross margins for the Company's products categorized between software and hardware. Software products consist of the OmniPage, WordScan, OmniForm, and PageKeeper lines of products, and in 1997, Recognita's family of software products. Hardware products consist of transaction processing OCR and barcode products and the M/Series line of high volume OCR products.

BUSINESS LINE ANALYSIS

  (IN THOUSANDS)                    1997                               1996                                1995
                     --------------------------------    --------------------------------    ---------------------------------
                     SOFTWARE    HARDWARE                SOFTWARE    HARDWARE                SOFTWARE     HARDWARE
                     PRODUCTS    PRODUCTS    COMBINED    PRODUCTS    PRODUCTS    COMBINED    PRODUCTS     PRODUCTS    COMBINED

  Net revenues        $47,119     $ 7,899     $55,018     $45,797     $ 8,731     $54,528     $41,653     $10,286     $51,939
  Cost of revenues     10,260       4,060      14,320      12,798       3,675      16,473      12,989       4,095      17,084
                      -------     -------     -------     -------     -------     -------     -------     -------     -------

                      $36,859     $ 3,839     $40,698     $32,999     $ 5,056     $38,055     $28,664     $ 6,191     $34,855
                      -------     -------     -------     -------     -------     -------     -------     -------     -------

Gross margin %           78.2%       48.6%       74.0%       72.1%       57.9%       69.8%       68.8%       60.2%       67.1%
                      =======     =======     =======     =======     =======     =======     =======     =======     =======

        Net revenues of the Company's Windows-based OmniPage OCR software increased 12 percent in 1997 versus 1996, primarily due to the introduction of version 8.0 in September 1997. Also contributing to increased software revenues in 1997 over 1996 was the inclusion of the revenues of Recognita Rt. since its acquisition in December 1996. These increases were offset by a 32 percent decline in revenues of OmniPage for the Macintosh platform during the same period. Combined software revenues for 1997 increased three percent in 1997 to $47,119,000, from $45,797,000 in 1996.

        Unit shipments in 1997 of bundled OCR products increased 56 percent to
2.8 million, from approximately 1.8 million in 1996, due to higher unit volumes of scanner shipments. Unit shipments of upgrade products increased 14 percent to approximately 240,000 units in 1997, from approximately 210,000 units in 1996. This increase was due to a greater number of customers who received the bundled product upgrading to a fully featured version and an increasing number of customers upgrading to the 8.0 version of OmniPage Pro that began shipping in September 1997. Unit shipments of fully priced non-upgrade versions of OCR products declined six percent from 1996 to 1997. The Company expects this decline to continue as more and more of its bundled units are delivered to the market with its partners' scanner products and more customers qualify to purchase the Company's fully featured products at upgrade pricing.

        From 1995 to 1996, in the second full year of the bundle and upgrade model, net revenues for software products increased 10 percent due to increasing shipments of OCR upgrade products, as well as increasing shipments of OmniForm products which began shipping in the second quarter of 1995. Net revenues of OmniPage Professional upgrade products increased over 119 percent in 1996 from 1995, while net revenues of non-upgrade, fully priced OCR products declined 24 percent over the same period.

        Net revenues for hardware products decreased 10 percent to $7,899,000 in 1997, compared to $8,731,000 in 1996. The decrease was primarily attributable to the transition of M/Series hardware products, designed for high-volume OCR applications, to software-only solutions as the computing power of PCs continues to increase. This increased power makes the hardware assistance provided in this product line unnecessary. In 1997, sales of transaction processing OCR and barcode products were relatively consistent with 1996. Historically, this automated data entry business has experienced fluctuations in sales patterns. The periodic award of large sales contracts tends to make shipments difficult to predict, and such fluctuations in revenues are expected to continue in the future.

        From 1995 to 1996, net revenues for hardware products decreased 15 percent to $8,731,000 from $10,286,000. The decrease was primarily attributable to the beginning of the M/Series transition and the decline in shipments of such hardware products, as well as a decrease in shipments of automated data entry products.

        International sales increased 14 percent during 1997 and represented 34 percent of net revenues during the year, compared to 30 percent in 1996 and 29 percent in 1995. International sales totaled $18,659,000 in 1997, $16,391,000 in 1996, and $15,154,000 in 1995. An increase in software upgrade revenues is the primary reason for the increase in export sales in 1997.

        During 1996, international sales increased eight percent from 1995 as volume increases associated with the bundle and upgrade strategy were initially realized during that year.

GROSS MARGINS

        Overall gross margins increased to 74.0 percent in 1997 from 69.8 percent in 1996, due to a product mix that was more heavily weighted towards software products carrying higher gross margins than hardware products. Gross margins for software products increased from 72.1 percent in 1996 to 78.2 percent in 1997, due primarily to a change in certain bundling arrangements where the Company shifted the cost of manufacturing its limited-featured bundled products to certain bundling partners. Under such agreements, rather than selling manufactured products to such partners at very low prices, the Company allows such bundling customers to produce their own requirements on a reduced royalty basis. This transition has the effect of reducing the Company's revenues by amounts nearly equal to the reduction in associated cost of revenues for such bundled products, resulting in an improvement in overall gross margin percentage for software products. This type of arrangement with bundling partners is expected to continue in 1998. Also contributing to the improved margin percentage in 1997 was increasing production volumes being generated by the bundle and upgrade model, as well as increased royalty revenue. In addition, royalty payments to Formonix, related to sales of OmniForm products, were eliminated following the March 1997 acquisition.

        From 1995 to 1996, gross margins for software products increased to 72.1 percent from 68.8 percent in 1995, due primarily to the shift of the cost of manufacturing bundled products to certain bundling partners as described above.

        Gross margins for hardware products decreased to 48.6 percent in 1997 from 57.9 percent in 1996, due primarily to a reduction in absorption of fixed manufacturing overhead resulting from lower production volumes of M/Series hardware products. In addition, such M/Series products typically carried higher gross margins than other hardware products. Also contributing to lower margins on hardware products was the reduction of selling prices of certain M/Series products.

        From 1995 to 1996, gross margins for hardware products decreased to 57.9 percent from 60.2 percent, also due primarily to a reduction in absorption of fixed manufacturing overhead as a result of lower unit shipments of both M/Series and automated data entry products.

        The primary factor affecting gross margins in the future is likely to be shifts in product mix between fully-priced, non-upgrade software, bundled software, and upgrade products, as well as overall shifts in product mix between software and hardware products. In addition, the microcomputer software market has been subject to

MANAGEMENT'S DISCUSSION AND ANALYSIS



rapid changes, including significant price competition, which can be expected to continue. Future technology or market changes may cause certain products to become obsolete rapidly, necessitating increased inventory write-offs or reserves and a corresponding decrease in gross margins.

OPERATING EXPENSES

        Research and development ("R&D") expenses increased 33 percent to $9,370,000 in 1997, from $7,069,000 in 1996. As a percentage of revenue, 1997
R&D expense increased to 17 percent of net revenues from 13 percent in 1996. The increase in spending from 1996 to 1997 was primarily attributable to increased staffing of ongoing software development projects and the inclusion of R&D expenses of the Company's recently acquired subsidiaries: Recognita acquired in December 1996, and Formonix acquired in March 1997. From 1995 to 1996, R&D expenses decreased 11 percent to $7,069,000 from $7,915,000, respectively. As a percentage of revenue, 1996 R&D expense declined to 13 percent of net revenues from 15 percent in 1995. The decrease in spending from 1995 to 1996 was primarily the result of synergies created by the merger with Calera Recognition Systems, Inc. ("Calera") late in 1994.

        The Company is committed to providing continuing enhancements to current products, as well as developing new technologies for the future. This commitment resulted in the Company's continuing to invest heavily in R&D during 1997. In accordance with Statement of Financial Accounting Standards No. 86, the Company capitalized $858,000 of software development costs during 1997, compared to $561,000 in 1996 and $614,000 in 1995. Amortization of capitalized software development costs was $508,000 in 1997, compared to $734,000 in 1996 and $683,000 in 1995.

        Selling, general, and administrative ("SG&A") expenses increased three percent in 1997 to $26,878,000 from $26,103,000 in 1996. As a percentage of revenue, 1997 SG&A expense increased to 49 percent from 48 percent in 1996. The increase in SG&A spending was primarily attributable to higher service and support costs resulting from the Company's high volume business and growing customer base being generated by the bundle and upgrade model. However, these increasing SG&A costs were mitigated by the elimination of duplicative efforts and the streamlining of management and promotional costs between the Company's OmniPage and OmniForm product line marketing areas during 1997. From 1995 to 1996, SG&A expenses increased five percent to $26,103,000 from $24,892,000. As a percentage of revenue, 1996 SG&A expense remained consistent with 1995 at 48 percent of revenue in each year. The increase in SG&A spending from 1995 to 1996 was also primarily the result of higher service and support costs associated with the Company's bundle and upgrade strategy. The Company expects that SG&A expense may increase in dollar terms in 1998 as efforts to expand sales and marketing activities continue in the OCR, forms, and desktop document management areas.

        In fiscal 1996, the Company recorded a $90,000 charge for additional merger related costs associated with its 1995 proposed merger with ViewStar Corporation. In 1995, merger related costs totaled $1,387,000. Of this amount, $297,000 was related to the 1994 Calera acquisition. This charge included additional severance payments, legal, and other transaction costs offset partially by savings resulting from an early buyout of a duplicative facilities lease. The remaining $1,090,000 in merger related costs in 1995 were associated with the proposed ViewStar merger. This amount included direct costs for investment bankers, accountants, attorneys, and financial printing related to the transaction prior to its termination.

        During 1997, in connection with the acquisition of Formonix in March 1997, as discussed in Note 8 of Notes to the Consolidated Financial Statements, acquired in-process research and development of $2,935,000 was charged to operations during the Company's first fiscal quarter. In-process research and development represents the present value of the estimated cash flow expected to be generated by Formonix-related technology, which at the acquisition date had not yet reached the point of technological feasibility and did not have an alternative future use. During 1996, in connection with the acquisition of Recognita in December 1996, as discussed in Note 8 of Notes to the Consolidated Financial Statements, acquired in-process research and development of $4,373,000 was charged to operations during the Company's fourth fiscal quarter.

        Interest income decreased seven percent in 1997 to $2,502,000 from $2,692,000 in 1996. This decrease was primarily attributable to lower average cash and short-term investment balances in 1997 following the Company's share repurchase program, completed during the third quarter of 1996, which used $9,233,000; and the Company's acquisition of Recognita, which used over $4 million. From 1995 to 1996, interest income increased 25 percent to $2,692,000, from $2,159,000. This increase was primarily attributable to higher average cash and short-term investment balances in 1996, as well as generally higher interest rates on the Company's investment securities, in addition to a shift from tax-free investments to taxable securities carrying higher rates of interest.

        In the fourth quarter of 1996, the Company recorded a one-time charge of $2,616,000 to write-down its investment in ZyLAB International, Inc. ("ZyLAB") due to a change in the business of ZyLAB.

        The effective income tax rate of 22 percent during 1997 was less than the expected rate of 35 percent, primarily due to benefits derived from federal net operating loss carryforwards and the Company's foreign sales corporation. The tax benefits were partially offset by charges related to the Formonix acquisition that were non-deductible for tax purposes. Based on the Company's earnings history, the valuation allowance fully attributed to federal net operating loss and credit carryforwards was adjusted to its net realizable value. The effective income tax rate during 1996 was 20 percent, primarily due to benefits derived from federal net operating loss carryforwards and the Company's foreign sales corporation. The tax benefits were partially offset by charges related to the Recognita acquisition and write-down of the ZyLAB investment, both non-deductible for tax purposes. The effective income tax rate during 1995 was 15 percent. This was primarily due to tax exempt investments, utilization of federal and state net operating loss carryforwards, and the Company's foreign sales corporation. In future years, depending on profitability, the Company may be able to utilize approximately $2,700,000 of federal net operating loss carryforwards per year.

CERTAIN TRENDS

        The Company's future operating results may be affected by various uncertain trends and factors which are beyond the Company's control. These include, but are not limited to, adverse changes in general economic conditions, rising costs, or the occasional unavailability of needed components. The computer software and hardware industries are characterized by rapid changes in the technologies affecting optical character recognition, forms, and desktop document management. These industries have also become increasingly competitive, and, accordingly, the Company's results may also be adversely affected by the actions of existing or future competitors, including the development of new technologies, the introduction of new products, and the reduction of prices by such competitors to gain or retain market share.

        Late in 1994, the Company began to bundle "lite"or limited edition versions of its OmniPage and WordScan OCR software with products from various scanner manufacturers. The Company's objective in bundling its software products with scanners was to expand the overall market for OCR software by providing a larger number of scanner purchasers with experience in the advantages of optical character recognition. The success of this model, compared to Caere's former model of selling its software primarily through retail distribution, depends upon the Company's maintaining or expanding its existing relationships with scanner manufacturers and a significant proportion of customers who first receive OCR software in a bundled product deciding to upgrade to a newer or more fully featured version of the software. There can be no assurance that the Company will be able to maintain these existing relationships or that customers will continue to upgrade. In addition, such upgrades are typically sold at a substantially lower price than fully priced products.

        Bundled products incorporating OmniPage and WordScan began shipping in significant quantities in the fourth quarter of 1994. Because of the lower per-unit revenue to the Company that results from the combined sale of a bundled product plus an upgrade, compared to the retail sale of a fully priced version of the software, the "bundle and upgrade" program resulted in decreased revenues from software recognition products during 1995, despite an increase of 111 percent in unit sales for the year. After another full year of operation under this selling strategy in 1996, net revenues of software products showed an increase over 1995 of 10 percent, primarily resulting from the 119 percent increase in revenues of OmniPage Professional upgrade products during the year. Unit sales volume of upgrade products increased 137 percent from 1995 to 1996. In fiscal 1997, the bundle and upgrade strategy resulted in an increase in net revenues of OmniPage Pro upgrade products of 20 percent from 1996 to 1997, while unit shipments increased 29 percent during the same period. There can be no assurance that the Company's transition to the "bundle and upgrade" business model will be successful and continue to provide sufficient increases in unit volume in the future to offset reduced per-unit revenue, which could have a material adverse effect on the Company. In addition, customers using bundled products may defer or forego purchase of the Company's more fully featured versions of OmniPage and WordScan products if they find that the bundled products satisfy their recognition needs.

        A significant portion of the Company's net revenues is attributable to sales through the distribution channel. The Company's future operating results are dependent to a certain extent on its ability to maintain its existing relationships with such distributors. There can be no assurance that the Company will be able to do so.

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

YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than two years, computer systems and/or software used by

MANAGEMENT'S DISCUSSION AND ANALYSIS




many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance. In the Company's standard license agreements, the Company warrants to licensees that its software routines and programs are Year 2000 compliant (i.e. that they accurately process date-related data within any century and between two or more centuries). Although the Company believes its software products are Year 2000 compliant, there can be no assurance that the Company's software products contain all necessary software routines and programs necessary for the accurate calculation, display, storage, and manipulation of data involving dates. If any of the Company's licensees experience Year 2000 problems, such licensee could assert claims for damages against the Company. Any such litigation could result in substantial costs and diversion of the Company's resources, even if ultimately decided in favor of the Company. In addition, many companies are expending significant resources to correct or patch their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase software products such as those offered by the Company. The occurrence of any of the foregoing could have a material adverse effect on the Company's business, operating results, or financial condition.

LIQUIDITY AND CAPITAL RESOURCES

        The Company's financial position remains strong at December 31, 1997. Working capital increased to $54,893,000, from $49,793,000 at December 31, 1996. The Company has no long-term debt. The Company's cash and short-term investments totaled $49,573,000 at December 31, 1997. The Company believes that current cash balances and internally generated funds will be sufficient to meet its cash requirements through 1998.

        The Company generated cash from operations of $9,840,000, $5,627,000, and $3,181,000, during the years ended December 31, 1997, 1996, and 1995, respectively. In each year, uses of cash included modest expenditures for capital outlays and other investments. During 1997, a share repurchase program used cash totaling $2,000,000. In 1996, a share repurchase program used $9,233,000 and the acquisition of Recognita used over $4,000,000, while in 1995 the Company invested $2,616,000 in ZyLAB. Over the past four years, growth of cash and short-term investment balances was reduced by increased corporate merger and acquisition activity.

        The Company offers credit terms to qualifying customers and also sells on a prepaid, credit card, and cash-on-delivery basis. With respect to credit sales, the Company attempts to control its bad debt exposure through monitoring of customers' creditworthiness and, where practicable, through participation in credit associations that provide credit rating information about its customers. The Company has also purchased credit insurance for certain key accounts to eliminate the potential for catastrophic losses.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31,                                        1997       1996
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


ASSETS
Current assets:
Cash and cash equivalents                        $16,417    $11,663
Short-term investments                            33,156     32,627
Receivables                                        5,263      6,888
Inventories                                        1,917      2,779
Deferred income taxes                              3,241      2,474
Other current assets                                 990        768
                                                 -------    -------
 Total current assets                             60,984     57,199
Property and equipment, net                        4,781      4,742
Other assets                                       1,535      1,213
                                                 -------    -------
                                                 $67,300    $63,154
                                                 =======    =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:

 Accounts payable                                $ 2,145    $ 3,481
 Accrued expenses                                  3,946      3,925
                                                 -------    -------
   Total current liabilities                       6,091      7,406
Commitments and contingencies
Stockholders' equity:

Preferred stock, $.001 par value; authorized

 2,000,000 shares; none issued or outstanding         --         --
Common stock, $.001 par value; authorized
 30,000,000 shares; issued and outstanding
 13,107,235 and 12,630,584 shares                     13         13
Additional paid in capital                        57,720     55,399
Retained earnings                                  3,476        336
                                                 -------    -------
 Total stockholders' equity                       61,209     55,748
                                                 -------    -------
                                                 $67,300    $63,154
                                                 =======    =======

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS

YEARS ENDED DECEMBER 31, (IN THOUSANDS, EXCEPT PER SHARE DATA)              1997           1996            1995

Net revenues                                                            $ 55,018       $ 54,528        $ 51,939
Cost of revenues                                                          14,320         16,473          17,084
                                                                        --------       --------        --------
                                                                          40,698         38,055          34,855
                                                                        --------       --------        --------
OPERATING EXPENSES:

Research and development                                                   9,370          7,069           7,915
Selling, general, and administrative                                      26,878         26,103          24,892
Merger related costs                                                          --             90           1,387
In-process research and development                                        2,935          4,373              --
                                                                        --------       --------        --------
                                                                          39,183         37,635          34,194
                                                                        --------       --------        --------
 Operating earnings                                                        1,515            420             661
Interest income                                                            2,502          2,692           2,159
Writedown of investment in ZyLAB International                                --         (2,616)             --
                                                                        --------       --------        --------
 Earnings before income taxes                                              4,017            496           2,820
Income tax expense                                                           877            100             423
                                                                        --------       --------        --------
 Net earnings                                                           $  3,140       $    396        $  2,397
                                                                        ========       ========        ========
 Basic earnings per share                                               $    .24       $    .03        $    .18
                                                                        ========       ========        ========
 Diluted earnings per share                                             $    .24       $    .03        $    .18
                                                                        ========       ========        ========
Weighted average number of shares used in per share computations:
 Basic                                                                    13,123         13,120          13,172
 Diluted                                                                  13,265         13,319          13,538


See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                             NOTES
                                                    COMMON STOCK         ADDITIONAL     RECEIVABLE       RETAINED          TOTAL
                                                                            PAID-IN           FROM       EARNINGS  STOCKHOLDERS'
                                                SHARES         AMOUNT       CAPITAL   STOCKHOLDERS       (DEFICIT)        EQUITY
(IN THOUSANDS, EXCEPT SHARE DATA)
Balances at December 31, 1994               13,046,419    $        13   $    60,597    $      (400)   $    (2,457)   $    57,753
Exercise of stock options                      182,823             --           914             --             --            914
Collection of notes receivable                      --             --            --            400             --            400
Issued pursuant to stock
purchase plan                                   69,778             --           569             --             --            569
Repurchase of stock                            (15,796)            --           (64)            --             --            (64)
Tax benefit associated with
 exercise of stock options                          --             --           110             --             --            110
Other                                               --             --           (51)            --             --            (51)
Net earnings                                        --             --            --             --          2,397          2,397
                                           -----------    -----------   -----------    -----------    -----------    -----------
 Balances at December 31, 1995              13,283,224             13        62,075             --            (60)        62,028
Repurchase of stock                         (1,000,000)            --        (9,233)            --             --         (9,233)
Exercise of stock options                      240,438             --         1,560             --             --          1,560
Issued pursuant to stock
purchase plan                                  106,922             --           650             --             --            650
Tax benefit associated with
 exercise of stock options                          --             --           296             --             --            296
Other                                               --             --            51             --             --             51
Net earnings                                        --             --            --             --            396            396
                                           -----------    -----------   -----------    -----------    -----------    -----------
 Balances at December 31, 1996              12,630,584             13        55,399             --            336         55,748
Repurchase of stock                           (237,444)            --        (2,000)            --             --         (2,000)
Exercise of stock options                       61,980             --           410             --             --            410
Issued pursuant to stock purchase plan         102,115             --           658             --             --            658
Issued for acquisition of Formonix, Inc.       550,000             --         3,105             --             --          3,105
Tax benefit associated with
 exercise of stock options                          --             --            57             --             --             57
Other                                               --             --            91             --             --             91
Net earnings                                        --             --            --             --          3,140          3,140
                                           -----------    -----------   -----------    -----------    -----------    -----------
 Balances at December 31, 1997              13,107,235    $        13   $    57,720    $        --    $     3,476    $    61,209
                                           ===========    ===========   ===========    ===========    ===========    ===========

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, (IN THOUSANDS)                          1997          1996          1995

Cash flows from operating activities:

Net earnings                                                 $  3,140      $    396      $  2,397
Adjustments to reconcile net earnings
to net cash provided by operating activities:

 Depreciation and amortization                                  3,130         2,689         2,317
 In-process research and development                            2,935            --            --
 Merger related costs                                              --          (930)       (1,337)
 Write-down of investment in ZyLAB International                   --         2,616            --
 Amortization of capitalized software
   development costs                                              508           734           683
 Deferred income taxes                                           (991)       (1,301)          691
 Loss on disposition of assets                                    111            --            --
 Changes in operating assets and liabilities:

   Receivables                                                  1,625          (708)         (140)
   Income tax receivable                                           --         1,109        (1,109)
   Inventories                                                    862          (702)          478
   Other current assets                                          (222)           (2)          (18)
   Accounts payable                                            (1,336)          537          (136)
   Accrued expenses                                                21           893          (755)
                                                             --------      --------      --------
 Net cash provided by operating activities                      9,783         5,331         3,071
                                                             --------      --------      --------
Cash flows from investing activities:
Short-term investments, net                                      (529)        4,474         9,952
Capital expenditures                                           (2,786)       (1,460)       (3,925)
Capitalized software development costs                           (858)         (561)         (614)
Investment in ZyLAB International                                  --            --        (2,616)
Other assets                                                      (72)         (109)         (838)
                                                             --------      --------      --------
 Net cash provided by (used for) investing activities          (4,245)        2,344         1,959
                                                             --------      --------      --------
Cash flows from financing activities:
Proceeds from issuances of common stock                         1,068         2,261         1,529
Repayment of short-term borrowings                                 --            --          (400)
Collection of notes receivable from stockholders                   --            --           400
Tax benefit associated with exercise of stock options              57           296           110
Repurchase of stock                                            (2,000)       (9,233)           --
                                                             --------      --------      --------
 Net cash provided by (used for) financing activities            (875)       (6,676)        1,639
                                                             --------      --------      --------
Effect of foreign exchange rates on cash                           91            --            --
                                                             --------      --------      --------
 Net change in cash and cash equivalents                        4,754           999         6,669
Cash and cash equivalents at beginning of year                 11,663        10,664         3,995
                                                             --------      --------      --------
 Cash and cash equivalents at end of year                    $ 16,417      $ 11,663      $ 10,664
                                                             ========      ========      ========
Supplemental disclosures:
Cash paid for income taxes                                   $  1,202      $    162      $  1,636
                                                             ========      ========      ========
Non-cash investing and financing activities:

 Acquisition of Formonix using common stock                  $  3,105      $     --      $     --
                                                             ========      ========      ========

See accompanying Notes to the Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1997, 1996, 1995

NOTE 1. COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY.

     Caere Corporation (the "Company") designs, develops, manufactures, and markets information recognition software and products. The Company distributes a range of information recognition software and equipment through channels of original equipment manufacturers, value added resellers, distributors, and retail distributors.

     In December 1996, the Company acquired Recognita Rt. ("Recognita"), a developer of recognition and forms software and products. This acquisition was accounted for using the purchase method of accounting. Accordingly, the consolidated results of the Company only include Recognita's results of operations since the date of acquisition.

     In March 1997, the Company acquired Formonix, Inc. ("Formonix"), a developer of forms software and products. This acquisition was accounted for using the purchase method of accounting. Accordingly, the consolidated results of the Company only include Formonix's results of operations since the date of acquisition.

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

FOREIGN CURRENCY TRANSLATION.

     The financial statements of the Company's foreign subsidiaries, where the local currency is the functional currency, are translated using the exchange rate in effect at the end of the year for assets and liabilities and average exchange rates during the year for results of operations. The resulting currency translation adjustments are included in stockholders' equity and have not been material. The Company enters into transactions denominated in foreign currencies and includes the exchange gain or loss arising from such transactions in current operations. Such gains and losses have not been material.

CASH, CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS.

     Cash and cash equivalents consist of cash on deposit with banks and highly liquid money market instruments with original maturities of 90 days or less. Certain cash equivalents and all investments have been classified as available-for-sale and are stated at fair value (approximates cost) at December 31, 1997 and 1996.

INVENTORIES.

     Inventories are stated at the lower of first-in, first-out cost or market.

PROPERTY AND EQUIPMENT.

     Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided over the estimated useful lives of the respective assets, generally three to five years, on a straight-line basis. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease terms or the lives of the respective assets. Recoverability of property and equipment is measured by comparison of its carrying amount to future net cash flows the property and equipment are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the property and equipment exceeds its fair market value. To date, the Company has made no adjustments to the carrying values of its long-lived assets.

SOFTWARE DEVELOPMENT COSTS.

     The Company capitalizes software development costs incurred subsequent to determining a product's technological feasibility. Such costs are amortized on a straight-line basis over the estimated useful life of the product, generally two to three years. Included in other assets at December 31, 1997 and 1996, are capitalized software development costs aggregating $5,628,000 and $4,770,000, respectively, and related accumulated amortization of $4,655,000 and $4,147,000, respectively.

OTHER ASSETS.

     The Company owns a minority interest in ZyLAB International, Inc. ("ZyLAB"), a developer of full text indexing and retrieval software, and accounts for such investment under the cost method. At December 31, 1995, the balance of the ZyLAB investment totaled $2,616,000. At December 31, 1996, the balance of the ZyLAB investment was written off.

REVENUE RECOGNITION.

     Revenue is recognized when (i) delivery has occurred, (ii) collectibility is probable, and (iii) remaining vendor obligations are insignificant. In addition, provisions are recorded for the limited rights to exchange products and price protection on unsold merchandise granted to certain distributors.

     In October 1997, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition," which supersedes SOP No. 91-1. The Company will be required to adopt SOP No. 97-2 prospectively for software trans-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS




actions entered into beginning January 1, 1998. SOP No. 97-2 generally requires revenue earned on software arrangements involving multiple elements such as software products, upgrades, enhancements, post-contract customer support, installation, and training to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on evidence that is specific to the vendor. If a vendor does not have evidence of the fair value for all elements in a multiple-element arrangement, all revenue from the arrangement is deferred until such evidence exists or until all elements are delivered. The Company's management anticipates that the adoption of SOP No. 97-2 will not have a material effect on the Company's operating results.

STOCK-BASED COMPENSATION.

     The Company uses the intrinsic value method to account for stock-based compensation.

INCOME TAXES.

     The Company recorded income tax expense during all periods using the asset and liability approach that results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactment of changes in tax laws or rates. A valuation allowance is recognized for the portion of deferred tax assets whose realizability is not considered more likely than not.

EARNINGS PER SHARE.

     In 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." SFAS No. 128 changes the standards for computing earnings per share ("EPS") by replacing the presentation of primary EPS with basic EPS for all periods presented. Basic EPS excludes dilution and is computed by dividing net earnings available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed similarly to fully diluted EPS pursuant to Accounting Principles Board ("APB") Opinion No. 15. The adoption of SFAS No. 128 had no effect on the Company's earnings per share amounts.

NOTE 2. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     Certain cash equivalents and all short-term investments have been classified as available-for-sale securities, and consisted of the following as of December 31, 1997 and 1996:

DECEMBER 31, (IN THOUSANDS)                        1997        1996
Corporate bonds and notes                       $ 8,868     $17,556
Commercial paper                                 20,053       6,712
Certificates of deposit                             600       3,600
State and municipal bonds                         6,181       3,101
Corporate auction-rate preferred securities      11,500       9,995
Money market funds                                1,139          --
                                                -------     -------
                                                $48,341     $40,964
                                                =======     =======

     The Company's investments are classified as follows:

DECEMBER 31, (IN THOUSANDS)        1997        1996

Cash equivalents                $15,185     $ 8,337
Short-term investments           33,156      32,627
                                -------     -------
                                $48,341     $40,964
                                =======     =======

     The estimated fair value of available-for-sale securities as of December 31, 1997, by contractual maturity, consisted of the following:

(IN THOUSANDS)

Due in one year or less       $19,866
Due in more than one year       1,790
Auction-rate securities        11,500
                              -------
                              $33,156
                              =======

     Auction-rate preferred securities are taxable investments without a stated expiration date. The Company has the option of adjusting the respective interest rates or liquidating these investments at auction on stated auction dates, which range from seven to 28 days.

NOTE 3. RECEIVABLES

     A summary of receivables follows:

DECEMBER 31, (IN THOUSANDS)                             1997       1996

Trade accounts receivable                             $6,767     $8,139
Interest receivable                                      583        264
                                                      ------     ------
                                                       7,350      8,403

Less allowances for returns and doubtful accounts      2,087      1,515
                                                      ------     ------
                                                      $5,263     $6,888
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

NOTE 4. INVENTORIES

     A summary of inventories follows:

DECEMBER 31, (IN THOUSANDS)       1997       1996
Raw materials                   $  738     $1,540
Work in process                    226        348
Finished goods                     953        891
                                ------     ------
                                $1,917     $2,779
                                ======     ======


NOTE 5. PROPERTY AND EQUIPMENT

     A summary of property and equipment follows:

DECEMBER 31, (IN THOUSANDS)                           1997        1996
Equipment                                          $12,466     $11,116
Furniture and fixtures                               1,896       1,954
Leasehold improvements                               1,617       1,489
                                                   -------     -------
                                                    15,979      14,559

Less accumulated depreciation and amortization      11,198       9,817
                                                   -------     -------
                                                   $ 4,781     $ 4,742
                                                   =======     =======


NOTE 6. ACCRUED EXPENSES

     A summary of accrued expenses follows:

DECEMBER 31, (IN THOUSANDS)       1997       1996
Accrued payroll costs           $1,125     $1,108
Accrued royalties                  250        651
Accrued professional fees          243        329
Income taxes payable             1,247        700
Other accrued expenses           1,081      1,137
                                ------     ------
                                $3,946     $3,925
                                ======     ======


NOTE 7. COMMITMENTS AND CONTINGENCIES

     The Company leases its facilities under noncancelable operating leases that expire in 2002. As of December 31, 1997, future minimum lease payments under noncancelable operating leases were $764,000, $798,000, $832,000, $868,000 and $73,000 for each of the years through the period ending December 31, 2002.

     Rent expense was approximately $784,000 in 1997, $692,000 in 1996, and $611,000 in 1995. The Company is responsible for taxes and insurance in connection with its facilities leases.

     There are certain claims against the Company arising in the normal course of business. The extent to which these matters will be pursued by the claimants or the eventual outcome is not presently determinable; however, the Company believes that the ultimate resolution of these matters will not have a material adverse effect on its consolidated financial position or results of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. MERGERS AND ACQUISITIONS

     On January 22, 1996, the Company exercised its right to terminate its agreement to acquire ViewStar Corporation ("ViewStar"). Direct transaction costs totaling $1,090,000 were expensed in fiscal year 1995. These costs included fees for investment bankers, attorneys, accountants, financial printing, and other transaction costs which were incurred through the date of termination. All such costs were paid as of December 31, 1996. In addition to these costs, additional ViewStar transaction expenses totaling $90,000 were recorded and paid in the first quarter of 1996.

     On December 18, 1996, the Company acquired Recognita. Total costs of the acquisition were $4,868,000. The purchase price of $3,000,000 was paid in cash prior to the end of fiscal 1996. Acquisition costs associated with the transaction totaled $1,090,000 and consisted mainly of professional fees. The Company also assumed $778,000 of debt in conjunction with the acquisition. This business combination was accounted for under the purchase method of accounting. Accordingly, Recognita's results of operations have been included in the Company's consolidated results of operations since the date of acquisition.

     The purchase price was allocated among the identifiable assets of Recognita. After allocating the purchase price to the net tangible assets, acquired technology was valued using a risk-adjusted cash flow model, under which future expected cash flows were discounted, taking into account risks related to existing markets, the technology's life expectancy, future target markets and potential changes thereto, and the competitive outlook for the technology. This analysis resulted in an allocation of $4,373,000 to in-process technology which had not yet reached technological feasibility and had no alternative future use, and accordingly, was charged to expense.

     The following summarized, pro forma results of operations assume the acquisition took place at the beginning of the respective periods and exclude the $4,373,000 charge for acquired in-process technology.

YEARS ENDED DECEMBER 31, (IN THOUSANDS, EXCEPT PER SHARE DATA)           1996           1995

Net revenues                                                       $   56,683     $   54,039
Net earnings                                                       $    4,446     $    1,852
Basic earnings per share                                           $      .33     $      .14
Diluted earnings per share                                         $      .33     $      .14

     On March 31, 1997, the Company acquired Formonix. The total value of the acquisition was approximately $3,188,000. The Company issued 550,000 shares of common stock in exchange for all of the capital stock of Formonix. Using the closing price of the Company's stock on the closing date of the acquisition, the valuation of the shares issued was approximately $3,105,000. Acquisition costs associated with the transaction totaled approximately $83,000 and consisted mainly of professional fees. This business combination was accounted for under the purchase method of accounting. Accordingly, Formonix's results of operations have been included in the Company's consolidated results of operations since the date of acquisition.

     The purchase price was allocated among the identifiable assets of Formonix. After allocating the purchase price to the net tangible assets, acquired technology was valued using a risk-adjusted cash flow model, under which future expected cash flows were discounted taking into account risks related to existing markets, the technology's life expectancy, future target markets and potential changes thereto, and the competitive outlook for the technology. This analysis resulted in an allocation of $2,935,000 to in-process technology which had not yet reached technological feasibility and had no alternative future use, and accordingly, was charged to expense. This analysis also resulted in an allocation of $253,000 to capitalized software development costs for technology in development that had reached technological feasibility, and accordingly, will be amortized to expense over the estimated useful lives of the technology's related products.

     The following summarized, pro forma results of operations assume the acquisition took place at the beginning of the respective periods and exclude the $2,935,000 charge for acquired in-process technology.

YEARS ENDED DECEMBER 31, (IN THOUSANDS, EXCEPT PER SHARE DATA)           1997           1996
Net revenues                                                         $   55,018     $   54,534
Net earnings                                                         $    5,325     $      506
Basic earnings per share                                             $      .40     $      .04
Diluted earnings per share                                           $      .40     $      .04

NOTE 9. STOCK COMPENSATION PLANS

     At December 31, 1997, the Company had several stock-based compensation plans, which are described below. The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans and its stock purchase plan. Had compensation cost for such plans been determined consistent with SFAS Statement No. 123, the Company's net earnings (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

YEARS ENDED DECEMBER 31, (IN THOUSANDS, EXCEPT PER SHARE DATA)          1997         1996               1995

Net earnings (loss):

 As reported                                                       $   3,140     $    396      $       2,397
 Pro forma                                                         $   1,516     $   (627)     $       1,288
Basic earnings (loss) per share:

 As reported                                                       $     .24     $    .03      $         .18
 Pro forma                                                         $     .12     $   (.05)     $         .10
Diluted earnings (loss) per share:

 As reported                                                       $     .24     $    .03      $         .18
 Pro forma                                                         $     .11     $   (.05)     $         .10

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants under each of the option plans in 1997, 1996, and 1995, respectively: dividend yield of zero percent for each year; expected volatility of 66 percent, 66 percent, and 67 percent; risk-free interest rates of 5.70 percent, 5.85 percent, and 5.75 percent; and an expected life of 2.8 years, 3.1 years, and 3.2 years.

     Under SFAS Statement No. 123, compensation cost related to the 1990 Employee Stock Purchase Plan is recognized for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model with the following assumptions for 1997, 1996, and 1995, respectively: dividend yield of zero percent for each year; expected volatility of 66 percent, 66 percent, and 67 percent; risk-free interest rates of 5.70 percent, 5.85 percent, and 5.75 percent; and an expected life of 0.6 years in each year. The weighted-average fair value of those purchase rights granted in 1997, 1996, and 1995 was $2.69, $2.50, and $3.06, respectively.

FIXED STOCK OPTION PLANS

     The Company has three fixed option plans. Under the 1981 Incentive and Supplemental Stock Option Plans, the Company may grant options to its employees, directors, and consultants for up to 3,595,000 shares of common stock. Under the 1992 Non-Employee Directors' Stock Option Plan, the Company may grant options to its non-employee directors for up to 230,000 shares of common stock. Under the 1997 Non-Officer Stock Option Plan, the Company may grant options to its non-officer employees for up to 250,000 shares of common stock. Under each plan, the exercise price of each option equals the market price of the Company's stock on the date of grant, and an option's maximum term is ten years. Options are generally exercisable in equal installments over four years.

     A summary of the status of the Company's three fixed stock option plans as of December 31, 1997, 1996, and 1995, and changes during the years ended on those dates is presented below (shares in thousands):

                                                               1997                  1996                  1995
                                                                   WEIGHTED                WEIGHTED                 WEIGHTED
                                                                    AVERAGE                 AVERAGE                  AVERAGE
                                                                   EXERCISE                EXERCISE                 EXERCISE
FIXED OPTIONS                                         SHARES          PRICE     SHARES        PRICE    SHARES          PRICE

  Outstanding at beginning of year                    1,452        $   8.18     1,541       $  7.91     1,514       $   7.03
  Granted                                               840            7.67       486          8.65       438           9.27
  Exercised                                             (62)           6.61      (240)         6.49      (183)          5.00
  Forfeited                                            (305)           9.21      (335)         8.84      (228)          7.02
                                                      -----        -------      -----       -------     -----       --------
   Outstanding at end of year                         1,925        $   8.09     1,452       $  8.18     1,541       $   7.91
                                                      =====        ========     =====       =======     =====       ========
  Options exercisable at year-end                       916                       705                     594
                                                      =====        ========     =====       =======     =====       ========
  Weighted-average fair value of options
   granted during the year                                         $   3.42                 $  4.13                 $   6.30
                                                      =====        ========     =====       =======     =====       ========

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS





     The following table summarizes information about fixed stock options outstanding at December 31, 1997 (shares in thousands):

       RANGE OF           NUMBER     WEIGHTED-AVG.      WEIGHTED-AVG.            NUMBER      WEIGHTED-AVG.
EXERCISE PRICES      OUTSTANDING         REMAINING     EXERCISE PRICE       EXERCISABLE     EXERCISE PRICE
                                  CONTRACTUAL LIFE
                                        (IN YEARS)
$2.73  to  7.38              513              7.59              $6.83               170              $6.63
$7.44  to  8.00              545              6.86               7.76               315               7.68
$8.06  to  9.19              482              8.63               8.47               151               8.45
$9.25  to 20.00              385              6.30               9.77               280               9.72
---------------            -----              ----              -----               ---              -----
$2.73  to 20.00            1,925              7.38              $8.09               916              $8.24
===============            =====              ====              =====               ===              =====

EMPLOYEE STOCK PURCHASE PLAN

     Under the 1990 Employee Stock Purchase Plan, the Company is authorized to issue up to 1,000,000 shares of common stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the Plan, employees can choose to have up to 15 percent of their respective annual earnings withheld to purchase the Company's common stock. The purchase price of the stock is the lower of 85 percent of the market price on either the purchase date or the offering date. Under the Plan, the Company sold 102,115 shares, 106,922 shares, and 69,778 shares to employees in 1997, 1996, and 1995, respectively.

SHAREHOLDER RIGHTS PLAN

     The Company's shareholder rights plan is intended to protect shareholders from unfair or coercive takeover practices. In accordance with this plan, the Board of Directors declared a dividend distribution of one common stock purchase right on each outstanding share of its common stock held as of May 3, 1991. Each right entitles the registered holder to purchase from the Company a share of common stock at $90. The rights will not be exercisable until certain events occur. The rights are redeemable at $.01 by the Company and expire May 3, 2001. As of December 31, 1997, 100,000 shares of the Company's preferred stock had been reserved for this plan.

NOTE 10. INCOME TAXES

     The components of income tax expense (benefit) are as follows:

YEARS ENDED DECEMBER 31, (IN THOUSANDS)                 1997           1996           1995

Current:

 Federal                                             $ 1,109        $   855        $  (423)
 State                                                   702            250             45
                                                     -------        -------        -------
   Total current                                       1,811          1,105           (378)
                                                     -------        -------        -------
Deferred:
 Federal                                                (856)        (1,071)           573
 State                                                  (135)          (230)           118
                                                     -------        -------        -------
   Total deferred                                       (991)        (1,301)           691
                                                     -------        -------        -------
Charges in lieu of income taxes
 associated with the exercise of stock options            57            296            110
                                                     -------        -------        -------
                                                     $   877        $   100        $   423
                                                     =======        =======        =======

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below.

DECEMBER 31, (IN THOUSANDS)                                                      1997           1996           1995
Deferred tax assets:
 Federal and state net operating loss and research
   and experimental credit carryforwards                                      $ 5,165        $ 6,671        $ 7,969
 Accounts receivable, principally due to allowance
  for doubtful accounts and sales returns and allowances                          653            411            500
 Inventories, non-deductible lower of cost or market adjustments                  465            327            260
 Compensated absences, principally due to accrual for financial
   reporting purposes                                                             321            285            225
 State tax expense on temporary differences                                        24             39             --
 Accruals for financial statement purposes not taken for tax purposes             333            310            670
 Property and equipment, principally due to differences in depreciation           743            373             --
 Other                                                                             39              7              4
                                                                              -------        -------        -------
   Total gross deferred tax assets                                              7,743          8,423          9,628
 Less valuation allowance                                                      (3,900)        (5,523)        (7,969)
                                                                              -------        -------        -------
   Net deferred tax assets                                                      3,843          2,900          1,659
Deferred tax liabilities:
 Property and equipment, principally due to differences in depreciation            --             --            (25)
 Software development costs, principally due to capitalization
   and amortization                                                              (254)          (302)          (319)
 Other                                                                             (2)            (2)           (20)
                                                                              -------        -------        -------
   Total gross deferred tax liabilities                                          (256)          (304)          (364)
                                                                              -------        -------        -------
   Net deferred tax benefit                                                   $ 3,587        $ 2,596        $ 1,295
                                                                              =======        =======        =======

     The difference between the effective income tax rate and the U. S. federal statutory income tax rate is as follows:

YEARS ENDED DECEMBER 31,                                 1997           1996           1995
Statutory federal income tax rate                        34.0%          34.0%          34.0%
State tax, net of federal benefit                         9.5            2.0            4.0
Tax exempt income                                         --             --            (16.0)
Utilization of net operating loss carryforward          (34.2)        (239.0)           --
Change in beginning valuation allowance                  (9.5)        (206.0)           --
Benefit of foreign sales corporation                     (3.9)         (35.0)          (4.0)
In-process research and development non-
  deductible for tax purposes                            25.4          283.0            --
ZyLAB investment writedown non-deductible
 for tax purposes                                         --           180.5            --
Other                                                     0.5            0.7           (3.0)
                                                       ------         ------         ------
                                                         21.8%          20.2%          15.0%
                                                       ======         ======         ======

     The Company had a net operating loss carryforward for federal purposes at December 31, 1997, of $13.9 million and federal research and experimentation credit carryforwards of $441,000. Federal tax laws impose significant restrictions on the utilization of net operating loss carryforwards in the event of a shift in the ownership of the Company, which constitutes an "ownership change" as defined by Internal Revenue Code Section 382. The acquisition of Calera in December 1994 resulted in such a change. As a result, the Company's federal and California net operating loss carryforwards are subject to an annual limitation approximating $2.7 million. Any unused annual limitations may be carried forward to increase the limitations in subsequent years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11. MAJOR CUSTOMERS AND EXPORT SALES

     One distributor accounted for 23 percent, 28 percent, and 22 percent of net revenues in 1997, 1996, and 1995, respectively. At December 31, 1997, this distributor accounted for 13 percent of trade accounts receivable. International sales, principally to Europe, were 34 percent, 30 percent, and 29 percent of net revenues in 1997, 1996, and 1995, respectively.

NOTE 12. QUARTERLY RESULTS OF OPERATIONS (Unaudited)

                                                                                            1997, QUARTER ENDED     YEAR ENDED

(IN THOUSANDS, EXCEPT PER SHARE DATA)                 MARCH 31         JUNE 30       SEPTEMBER 30   DECEMBER 31    DECEMBER 31
Net revenues                                          $ 12,572        $ 12,751       $ 14,069       $ 15,626          $ 55,018
Gross margin                                             8,856           9,398         10,621         11,823            40,698
In-process research and development                      2,935              --             --             --             2,935
Earnings (loss) before income taxes                     (1,831)          1,124          2,116          2,608             4,017
Net earnings (loss)                                     (1,941)          1,012          1,852          2,217             3,140
Basic earnings (loss) per share                       $   (.15)       $    .08       $    .14       $    .17          $    .24
Diluted earnings (loss) per share                     $   (.15)       $    .08       $    .14       $    .17          $    .24
Weighted average shares used in
 per share calculations:
 Basic                                                  12,682          13,280         13,310         13,212            13,123
 Diluted                                                12,682          13,320         13,402         13,387            13,265
Common stock price per share:
  High                                                $  12.88        $   8.75       $   9.38       $   9.19          $  12.88
  Low                                                     7.13            6.00           7.02           8.00              6.00

     The Company has not paid cash dividends on its common stock since its inception. The Company presently intends to retain earnings for use in its business and therefore does not anticipate paying any cash dividends in the foreseeable future. The Company's stock trades on the NASDAQ National Market System. On December 31, 1997, there were 452 holders of record of the Company's common stock.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders Caere Corporation:

     We have audited the accompanying consolidated balance sheets of Caere Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Caere Corporation and subsidiaries as of December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1997, in conformity with generally accepted accounting principles.
                                           KPMG PEAT MARWICK LLP
SAN JOSE, CALIFORNIA
JANUARY 26, 1998