Form 10-K405, Exhibit 13
period 1998-12-31
CAERE CORP
filed 1999-03-29
CIK 854916

                                                                   EXHIBIT 13.1



                               CAERE CORPORATION
                               1998 ANNUAL REPORT

Financial Highlights



                                                         Years ended December 31,
                                          -------------------------------------------------------
                                           1998        1997        1996        1995        1994
                                          -------     -------     -------     -------     -------
                                                    (In thousands, except per share data)
Statement of Earnings data:
 Net revenues                             $65,802     $55,018     $54,528     $51,939     $59,130
 Earnings before income taxes              13,701       4,017         496       2,820       3,984
 Net earnings                              10,276       3,140         396       2,397       2,384
 Basic earnings per share                 $   .81     $   .24     $   .03     $   .18     $   .18
 Diluted earnings per share               $   .78     $   .24     $   .03     $   .18     $   .18

 Weighted average shares outstanding:
      Basic                                12,687      13,123      13,120      13,172      12,649
      Diluted                              13,246      13,265      13,319      13,538      13,136


                                                             As of December 31,
                                          -------------------------------------------------------
                                            1998        1997       1996        1995         1994
                                          -------     -------     -------     -------     -------
Balance Sheet data:
 Cash and short-term investments          $44,337     $49,573     $44,290     $47,765     $51,099
 Working capital                           49,290      54,893      49,793      52,650      53,729
 Total assets                              63,884      67,300      63,154      69,298      67,902
 Total stockholders' equity                56,173      61,209      55,748      62,028      57,753


Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The statements contained in Management's Discussion and Analysis of Financial Condition and Results of Operations, and elsewhere in this annual report, include "forward looking" statements and are subject to risks and uncertainties. These statements discuss, among other things, expected growth, future revenues, and future performance. The actual future results of Caere Corporation (the "Company") could differ materially from anticipated results described in these forward looking statements. Some factors that could cause future actual results to differ materially from the Company's recent results or those described in the forward looking statements include those listed below in the sections entitled "Results of Operations," "Certain Trends, Issues, and Uncertainties," "Financial Condition," and other statements set forth below, as well as the section entitled "Risk Factors" in the Company's report on Form 10-K for its fiscal year ended December 31, 1998. The Company assumes no obligation to update the forward looking statements or such factors.

Results of Operations

The following table presents, for the periods indicated, the percentage relationship certain items in the Consolidated Statements of Earnings bear to net revenues:


                                               Percentage of net revenues
                                            ---------------------------------            Percentage change
                                                  Year ended December 31,             -----------------------
                                            ---------------------------------           1997           1996
                                            1998           1997          1996         to 1998         to 1997
                                            ----           ----          ----         -------         -------
Net revenues                                 100%          100%          100%            20%             1%

Cost of revenues                              21            26            30             (1)           (13)
                                             ---           ---           ---            ---            ---

                                              79            74            70             27              7
                                             ---           ---           ---            ---            ---

Research and development                      19            17            13             33             33
Selling, general and administrative           43            49            48              5              3
In-process research and development           --             5             8           (100)           (33)
                                             ---           ---           ---            ---            ---

   Operating earnings                         17             3             1            631            261

Interest income, net                           4             4             5              5             (7)
Writedown of investment in ZyLAB
   International                              --            --            (5)            --           (100)
                                             ---           ---           ---            ---            ---

   Earnings before income taxes               21             7             1            241            710

Income tax expense                             5             1            --            291            777
                                             ---           ---           ---            ---            ---

    Net earnings                              16%            6%            1%           227%           693%
                                             ===           ===           ===            ===            ===


Under Caere's "bundle and upgrade" strategy, very low priced, limited-featured optical character recognition (OCR) and in certain cases document management, software products are bundled with products sold by certain scanner manufacturer partners. When customers purchase scanners from these manufacturers, they will be exposed to the utility and benefit of the Company's OCR and document management technology. The objective of this strategy is to capitalize on such exposure by getting a number of customers to "upgrade" from the bundled limited edition version software to the Company's more fully-featured products.

Net Revenues

The following chart summarizes net revenues, cost of revenues, and gross margins for the Company's products categorized between software and hardware. Software product revenues are primarily derived from sales of OmniPage, OmniForm, and PageKeeper products, and beginning in 1997, Recognita Plus. Hardware products consist of transaction processing optical character recognition ("OCR") and bar code products.

Business Line Analysis

                                            1998                                1997                                 1996
(In thousands)     Software    Hardware                Software     Hardware                Software    Hardware
                   Products    Products    Combined    Products     Products   Combined     Products    Products    Combined
                   --------    --------    --------    --------     --------   --------     --------    --------    --------
Net revenues        $57,351     $ 8,451     $65,802     $47,119     $ 7,899     $55,018     $45,797     $ 8,731     $54,528
Cost of revenues      9,963       4,181      14,144      10,260       4,060      14,320      12,798       3,675      16,473
                    -------     -------     -------     -------     -------     -------     -------     -------     -------
                    $47,388     $ 4,270     $51,658     $36,859     $ 3,839     $40,698     $32,999     $ 5,056     $38,055
Gross margin %         82.6%       50.5%       78.5%       78.2%       48.6%       74.0%       72.1%       57.9%       69.8%
                    -------     -------     -------     -------     -------     -------     -------     -------     -------


Net revenues from software products represented about 87 percent, 86 percent, and 84 percent of total net revenues for 1998, 1997, and 1996, respectively. To the extent the demand for the Company's software products continues to broaden, the Company anticipates that net revenues from software products during 1999 will continue to comprise a similar significant portion of its total net revenues as seen over this three-year period. Over 90 percent of all software revenues were derived from Windows-based products in 1998, and the Company anticipates that this will continue in 1999.

Net revenues for software products of $57.4 million in 1998 represented an increase of approximately 22 percent over 1997. This growth is primarily attributable to increased royalties received from scanner manufacturers bundling the Company's limited-featured OCR and document management software and increased unit sales of both the OmniPage family of products, especially OmniPage Pro 9.0 which first shipped in October 1998, and OmniForm. Net software product revenues of $47.1 million in 1997 represented an increase of approximately three percent over 1996. This slight growth was primarily attributable to increased royalties received and increased unit sales of the Windows-based versions of the OmniPage family of products, offset by a decline in units sales of Macintosh-based software products.

Net revenues for hardware products increased about seven percent to $8.4 million in 1998, compared to $7.9 million in 1997. This reflects a slight increase in the unit sales of hardware products in 1998 compared to 1997. The decrease in net revenues in 1997 compared to 1996, however, was primarily attributable to the market's transition from certain hardware products designed for high-volume OCR applications to software only solutions. As customers employ such software only solutions, sales of the comparable hardware products decline. Historically, there have been fluctuations in sales patterns for the Company's hardware products. In particular, the periodic award of large sales contracts tends to make shipments difficult to predict. As a result, fluctuations in net revenues between quarters are expected to continue in the future.

International sales have increased in absolute dollars in each of the last three years, and represented about 34 percent, 34 percent, and 30 percent of total net revenues in 1998, 1997 and 1996, respectively. The Company believes that continued growth in international sales will be important for the Company's future success, and as a result, the Company intends to continue to invest in expanding its operations internationally, particularly in Europe. Sales growth in these markets, however, has been and will continue to be impacted by certain factors beyond the control of the Company, such as variable economic conditions, foreign currency exchange rates, slower adoption of OCR and document management technologies, and government regulation.

Gross Margin

Gross margin represents net revenues less cost of revenues. Cost of revenues consists primarily of manufacturing and production expenses, packaging costs, royalties paid to third parties, and amortization and write-off of capitalized software development costs.

Cost of revenue as a percentage of total net revenue was 21 percent in 1998, 26 percent in 1997, and 30 percent in 1996. Although cost of revenue as a percentage of total net revenue decreased in 1998 and 1997, it varies with channel mix and product mix within channels. The trend of declining cost of revenue as a percentage of revenue may not continue in 1999.

Overall gross margins were 79 percent in 1998, 74 percent in 1997, and 70 percent in 1996. This trend was due primarily to product mix being more heavily weighted towards software products, which generally have higher gross margins than do hardware products.

Gross margins for software products were 83 percent in 1998, 78 percent in 1997, and 72 percent in 1996. This trend of increasing gross margin for software products is largely attributable to changes made in certain bundling arrangements with original equipment manufacturers ("OEM") where the Company shifted the cost of manufacturing its limited-featured bundled products to these OEM partners. Under such agreements, rather than selling manufactured software products to such partners at very low prices, the Company allows such OEM partners to produce their own requirements on a reduced royalty basis. This transition has the effect of reducing the Company's revenues by amounts nearly equal to the reduction in associated cost of revenues for such bundled product, resulting in an improvement in overall gross margin percentage for software products. This type of arrangement with OEM partners is expected to continue in 1999. Also contributing to the improved gross margin percentages in 1998 and 1997 were increasing production volumes generated by the Company's bundle and upgrade strategy, as well as increased royalty revenue.

Gross margins for hardware products were 51 percent in 1998, 49 percent in 1997, and 58 percent in 1996. The fluctuation in gross margins over this three-year period reflects the weakness of hardware product net revenues in 1998 and 1997 compared to 1996. In addition, demand for certain hardware products has lessened over the last couple of years as customers have turned to software only solutions. Since a significant portion of hardware cost of revenues relates to fixed manufacturing overhead costs, the gross margins for hardware will often decline during periods of flat or negative revenue and unit shipment growth. Also contributing to lower gross margins on hardware products were certain price reductions over the last several years.

The primary factor affecting overall gross margins in the future is likely to be shifts in product mix between fully-priced, non-upgrade software, bundled software, and upgrade products, as well as overall shifts in product mix between software and hardware products. In addition, the software market has been subject to rapid changes, including significant price competition, which can be expected to continue. Future technology or market changes may cause certain products to become obsolete rapidly, necessitating increased inventory write-offs or reserves and a corresponding decrease in gross margins.

Capitalized Software

In accordance with Statement of Financial Accounting Standards No. 86, the Company capitalized $280,000 of software development costs in 1998 compared to $858,000 during 1997 and $561,000 during 1996. Amortization of capitalized software development costs was $678,000 in 1998, $508,000 in 1997, and $734,000 in 1996.

Operating Expenses

Research and Development

Caere continued to invest heavily in the future by funding research and development ("R&D"). Expense increases of 33 percent in both 1998 and 1997, resulted primarily from development staff headcount growth and higher levels of third-party development costs in many areas, particularly in software technologies. The sustained commitment to R&D over the last two years allowed the Company to successfully launch multiple products in 1998, including OmniPage Pro 9.0, OmniPage Wizard, PageKeeper Standard, and an all-in-one Professional Developers Kit. In some cases, R&D efforts for these products began well over a year before their launch. The Company believes that significant R&D investments in 1999, and beyond, will be necessary for the Company to effectively compete in the software market.

Selling, General and Administrative

The increase in the absolute dollar amounts of selling, general and administrative ("SG&A") expenses in the three-year period was due principally to expanded product-specific marketing programs, expansion of distribution channels, and growth in computer and information systems, and business infrastructure necessary to support overall increases in the scope of the Company's operations. As a percentage of net revenue, SG&A expense was 43 percent in 1998, 49 percent in 1997, and 48 percent in 1996. Caere expects that SG&A expense will increase in absolute dollar terms in 1999 as efforts to expand sales and marketing activities continue both domestically and internationally.

In-Process Research and Development

During 1997, in connection with the acquisition of Formonix, Inc., acquired in-process research and development of about $2.9 million was charged to operations during the Company's first fiscal quarter. During 1996, in connection with the acquisition of Recognita, acquired in-process research and development of approximately $4.4 million was charged to operations during the Company's fourth fiscal quarter. See Note 8 of Notes to the Consolidated Financial Statements for additional information on these two acquisitions.

Interest Income and Income Taxes

Interest income was $2.6 million in 1998, $2.5 million in 1997, and $2.7 million in 1996. The effective income tax rate increased to 25 percent in 1998. The effective income tax rate was 22 percent in 1997 and 20 percent in 1996. The effective income tax rate continues to be lower than the U.S. federal statutory tax rate primarily due to benefits derived from federal net operating loss carryforwards and the Company's utilization of a foreign sales corporation. In future years, depending on profitability, the Company may be able to utilize approximately $2.7 million of federal net operating loss carryforwards per year.

Certain Trends, Issues and Uncertainties

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

Year 2000 and Potential Consequences

Like many other companies, the Year 2000 computer issues create certain risks for the Company. If the Company's internal management information systems or products sold to customers do not correctly recognize and process date information beyond the year 1999, there could be an adverse impact on the Company's operations.

The Company is addressing a broad range of issues associated with the programming code in existing computer systems as the year 2000 approaches. Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. This is frequently referred to as the "Year 2000 Problem." If the Company's internal management information systems and products do not correctly recognize and process date information beyond the year 1999, there could be an adverse impact on the Company's operations. In mid-1997, Caere initiated a company-wide Year 2000 Project to address this issue. A Year 2000 Committee was established and mandated with defining, assessing, and converting, or replacing, various programs, hardware, and instrumentation systems to make them Year 2000 compatible.

1. Status of Readiness: To address the Year 2000 issues with its internal information technology ("IT") systems, the Company has initiated a program to evaluate its internal systems, including manufacturing, sales, and financial systems. The Company has completed the assessment phase and the renovation and testing phases are proceeding in parallel. The Company's assessment indicated that certain internal IT systems should be upgraded or replaced as part of a solution to the Year 2000 problem. All of the hardware and most of the software for the Company's internal IT systems come from third-party suppliers and are being remediated by them.

Although the Company's non-IT systems do not in many cases directly impact the Company's core business, they remain an important part of Caere's Year 2000 efforts. All mission-critical non-IT systems and products have the same target dates for remediation and interoperability testing as their network element and information system counterparts. Caere is currently evaluating the Year 2000 readiness of its non-IT systems with a comprehensive inventory of monitoring and control devices for premises, safety systems, and other similar operating installations. Caere has communicated with all mission critical suppliers and service providers about their plans for Year 2000 compliance. Plans detailing the tasks and resources required to ensure Year 2000 readiness of non-IT systems by the end of June 1999 are expected to be in place by March 31, 1999.

The Company's Year 2000 Project for internal systems is scheduled to be completed by mid-1999. The chart below shows the overall status of Caere's five-phase Year 2000 project in the following areas:


-----------------------------------------------------------------------------------------------------------------
                  Awareness       Assessment      Renovation              Testing                Implementation

-----------------------------------------------------------------------------------------------------------------
IT Systems        Completed       Completed       Underway with           Underway with          Planning and
                                                  approximately 25%       approximately 35%      scheduling
                                                  completed.              completed.             underway.
                                                  Mission critical        Mission critical       Scheduled to be
                                                  elements scheduled      elements               completed by
                                                  to be completed by      scheduled to be        mid-1999
                                                  mid-1999                completed by
                                                                          mid-1999
-----------------------------------------------------------------------------------------------------------------
Non-IT            Completed       Completed       Underway with           Underway with          Planning and
Systems                                           approximately 20%       approximately 20%      scheduling
                                                  completed.              completed.             underway.
                                                  Mission critical        Mission critical       Scheduled to be
                                                  elements scheduled      elements               completed by
                                                  to be completed by      scheduled to be        mid-1999
                                                  mid-1999                completed by
                                                                          mid-1999
-----------------------------------------------------------------------------------------------------------------


The Company is in the process of identifying and prioritizing critical third parties and customers, and will follow up with them concerning their plans and progress in addressing the Year 2000 problem. The Company is also working with key suppliers of products and services to determine that their operations and products are Year 2000 compliant or to monitor their progress toward Year 2000 compliance, as appropriate.

In the Company's standard license agreements, the Company warrants to licensees that its software routines and programs are Year 2000 compliant. If any of the Company's licensees experience Year 2000 problems, such licensee could assert claims for damages against the Company. Any such litigation could result in substantial costs and diversion of the Company's resources, even if ultimately decided in favor of the Company.

The Company believes that all products currently shipping and supported by Caere will be "Year 2000 Compliant." It is likely that some older products may not be Year 2000 Compliant. As used by Caere, "Year 2000 Compliant" means that when used properly and in conformity with the product information provided by the Company, and when used with "Year 2000 Compliant" computer systems, the product will accurately store, display, process, provide, and/or receive data from, into, and between the twentieth and twenty-first centuries, including leap year calculations, provided that all other technology used in combination with the Caere product properly exchanges date data with the Caere product. There can be no assurance that (i) third party technologies used in combination with Caere products will be Year 2000 Compliant and (ii) Caere products will not be adversely affected when used with such third party technologies, nor can the Company represent that any modifications to its products made by a party other than Caere will be Year 2000 Compliant.

2. Costs Associated with the Year 2000 Project: Costs associated with certain system upgrades are included in existing operating budgets. In some instances (such as the Company's financial administrative system), the installation schedule of new software and hardware in the normal course of business is being accelerated to also afford a solution to Year 2000 compliance issues. Certain of the costs related to upgrades of hardware and software systems are covered by ongoing maintenance agreements. Additional costs of purchasing, installing, modifying and testing the internal systems are not expected to exceed $800,000. The total cost associated with required modifications to become Year 2000 Compliant is estimated at $1,000,000.

The total cost estimate is based on the current assessment of the projects and is subject to change as the project progresses. Based on currently available information, the Company does not believe that the Year 2000 matters discussed above related to internal systems or products sold to customers will have a material adverse impact on its financial condition or overall trends in results of operations; however, it is still uncertain to what extent the Company may be affected by such matters. In addition, customers may delay purchase decisions because of uncertainty about Year 2000 issues. There also can be no assurance that the failure to ensure Year 2000 compliance by a supplier or another third party would not have a material adverse effect on the Company.

3. Contingency Plans: The Company has begun internal discussions concerning contingency planning to address potential problem areas with internal systems and with suppliers and other third parties. It is expected that remediation and contingency planning activities will be on-going throughout calendar year 1999 with the goal of appropriately resolving all material internal systems and third party issues.

Financial Condition

Caere's cash and short-term investment portfolio totaled $44.3 million at December 31, 1998. The portfolio is diversified among security types, industries, and individual issuers. The portfolio is invested primarily in short-term, U.S. dollar denominated securities to both minimize interest rate risk and maintain liquidity in the event of immediate cash needs.

Caere offers credit terms to qualifying customers and also sells products on a prepaid, credit card and cash-on-delivery basis. For credit sales, the Company attempts to control its bad debt exposure through monitoring of customers' creditworthiness and, where practicable, through participation in credit associations that provide credit rating information about its customers. The Company has also purchased credit insurance for certain key accounts to reduce the potential for catastrophic losses.

Caere has no long-term debt. The Company has not paid cash dividends on its common stock. Stockholders' equity at December 31, 1998 was $56.2 million.

Caere will continue to invest in its sales, marketing, and product support infrastructures. In addition, research and development investments will continue to be made in existing and advanced areas of technology, including using cash to acquire technology and to fund other strategic opportunities. Additions to property and equipment will continue, including new facilities and computer systems for research and development, sales and marketing, support, and administrative staff.

Cash will also continue to be used to repurchase common stock. Among other purposes, the shares will be used for employee stock option and purchase plans. The Company repurchased approximately 1.5 million shares of common stock in 1998 with an aggregate cost of approximately $19.8 million.

Management believes that existing cash and short-term investments together with funds generated from operations will be sufficient to meet operating and capital expenditure requirements for at least the next 12 months.

CONSOLIDATED BALANCE SHEETS

                                                      December 31,
                                                   ------------------
                                                     1998       1997
                                                   -------    -------
(In thousands, except share and per share data)

Assets

Current assets:

 Cash and cash equivalents                         $15,753    $16,417
 Short-term investments                             28,584     33,156
 Receivables                                         7,336      5,263
 Inventories                                         1,953      1,917
 Deferred income taxes                               2,953      3,241
 Other current assets                                  422        990
                                                   -------    -------
  Total current assets                              57,001     60,984

Property and equipment, net                          3,640      4,781
Other assets                                         3,243      1,535
                                                   -------    -------
                                                   $63,884    $67,300
                                                   =======    =======

Liabilities and Stockholders' Equity

Current liabilities:

 Accounts payable                                  $ 2,691    $ 2,145
 Accrued expenses                                    5,020      3,946
                                                   -------    -------
  Total current liabilities                          7,711      6,091
                                                   -------    -------

Commitments and contingencies

Stockholders' equity:
 Preferred stock, $.001 par value; authorized
   2,000,000 shares; none issued or outstanding         --         --
 Common stock, $.001 par value; authorized
   30,000,000 shares; issued and outstanding
   12,072,028 and 13,107,235 shares                     12         13
 Additional paid-in capital                         42,409     57,720
 Retained earnings                                  13,752      3,476
                                                   -------    -------
   Total stockholders' equity                       56,173     61,209
                                                   -------    -------
                                                   $63,884    $67,300
                                                   =======    =======


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS



                                                      Years Ended December 31,
                                                  --------------------------------
                                                    1998        1997        1996
                                                  --------    --------    --------
(In thousands, except per share data)

Net revenues                                      $ 65,802    $ 55,018    $ 54,528
Cost of revenues                                    14,144      14,320      16,473
                                                  --------    --------    --------
                                                    51,658      40,698      38,055
                                                  --------    --------    --------

Operating expenses:
 Research and development                           12,442       9,370       7,069
 Selling, general and administrative                28,136      26,878      26,193
 In-process research and development                    --       2,935       4,373
                                                  --------    --------    --------
                                                    40,578      39,183      37,635
                                                  --------    --------    --------

  Operating earnings                                11,080       1,515         420

Interest income                                      2,621       2,502       2,692
Writedown of investment in ZyLAB International          --          --      (2,616)
                                                  --------    --------    --------
  Earnings before income taxes                      13,701       4,017         496

Income tax expense                                   3,425         877         100
                                                  --------    --------    --------
  Net earnings                                    $ 10,276    $  3,140    $    396
                                                  ========    ========    ========

Basic earnings per share                          $    .81    $    .24    $    .03
Diluted earnings per share                        $    .78    $    .24    $    .03

Weighted average number of shares used in per
share computations:
   Basic                                            12,687      13,123      13,120
   Diluted                                          13,246      13,265      13,319




See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                  Common stock             Additional        Retained         Total
                                           ---------------------------       paid-in         earnings      stockholders'
                                             Shares           Amount         capital        (deficit)         equity
                                           -----------     -----------     -----------     -----------     -----------
(In thousands, except share data)


Balances at December 31, 1995               13,283,224     $        13     $    62,075     $       (60)    $    62,028

 Repurchase of stock                        (1,000,000)             --          (9,233)             --          (9,233)
 Exercise of stock options                     240,438              --           1,560              --           1,560
 Issued pursuant to stock purchase plan        106,922              --             650              --             650
 Tax benefit associated with
    exercise of stock options                       --              --             296              --             296
 Other                                              --              --              51              --              51
 Net earnings                                       --              --              --             396             396
                                           -----------     -----------     -----------     -----------     -----------

    Balances at December 31, 1996           12,630,584              13          55,399             336          55,748

 Repurchase of stock                          (237,444)             --          (2,000)             --          (2,000)
 Exercise of stock options                      61,980              --             410              --             410
 Issued pursuant to stock purchase plan        102,115              --             658              --             658
 Issued for  acquisition  of  Formonix,        550,000              --           3,105              --           3,105
    Inc.
 Tax benefit associated with
    exercise of stock options                       --              --              57              --              57
 Other                                              --              --              91              --              91
 Net earnings                                       --              --              --           3,140           3,140
                                           -----------     -----------     -----------     -----------     -----------

    Balances at December 31, 1997           13,107,235              13          57,720           3,476          61,209

 Repurchase of stock                        (1,546,000)             (1)        (19,825)             --         (19,826)
 Exchanged for option exercises                (33,013)             --            (477)             --            (477)
 Exercise of stock options                     435,424              --           3,498              --           3,498
 Issued pursuant to stock purchase plan        108,382              --             798              --             798
 Tax benefit associated with
    exercise of stock options                       --              --             698              --             698
 Other                                              --              --              (3)             --              (3)
 Net earnings                                       --              --              --          10,276          10,276
                                           -----------     -----------     -----------     -----------     -----------

    Balances at December 31, 1998           12,072,028     $        12     $    42,409     $    13,752     $    56,173
                                           ===========     ===========     ===========     ===========     ===========



See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                              Years Ended December 31,
                                                                         ----------------------------------
                                                                           1998         1997         1996
                                                                         --------     --------     --------
                                                                                   (In thousands)
Cash flows from operating activities:
 Net earnings                                                            $ 10,276     $  3,140     $    396
 Adjustments to reconcile net earnings to net cash provided
   by operating activities:
     Depreciation and amortization                                          3,013        3,130        2,689
     In-process research and development                                       --        2,935           --
     Merger related costs                                                      --           --         (930)
     Write-down of investment in ZyLAB International                           --           --        2,616
     Amortization of capitalized software
        development costs                                                     678          508          734
     Deferred income taxes                                                   (991)        (991)      (1,301)
     Loss on disposition of assets                                             --          111           --
     Changes in operating assets and liabilities:
       Receivables                                                         (2,073)       1,625         (708)
       Income tax receivable                                                   --           --        1,109
       Inventories                                                            (36)         862         (702)
       Other current assets                                                   568         (222)          (2)
       Accounts payable                                                       546       (1,336)         537
       Accrued expenses                                                     1,074           21          893
                                                                         --------     --------     --------

     Net cash provided by operating activities                             13,055        9,783        5,331
                                                                         --------     --------     --------

Cash flows from investing activities:
   Short-term investments, net                                              4,572         (529)       4,474
   Capital expenditures                                                    (1,362)      (2,786)      (1,460)
   Capitalized software development costs                                    (280)        (858)        (561)
   Other assets                                                            (1,337)         (72)        (109)
                                                                         --------     --------     --------

     Net cash provided by (used for) investing activities                   1,593       (4,245)       2,344
                                                                         --------     --------     --------

Cash flows from financing activities:
   Proceeds from issuances of common stock                                  3,819        1,068        2,261
   Tax benefit associated with exercise of stock options                      698           57          296
   Repurchase of stock                                                    (19,826)      (2,000)      (9,233)
   Other                                                                       (3)          91           --
                                                                         --------     --------     --------
     Net cash used for financing activities                               (15,312)        (784)      (6,676)
                                                                         --------     --------     --------

     Net change in cash and cash equivalents                                 (664)       4,754          999

Cash and cash equivalents at beginning of year                             16,417       11,663       10,664
                                                                         --------     --------     --------

Cash and cash equivalents at end of year                                 $ 15,753     $ 16,417     $ 11,663
                                                                         ========     ========     ========

Supplemental disclosures:
  Cash paid for income taxes                                             $  3,402     $  1,202     $    162
                                                                         ========     ========     ========
  Non-cash investing and financing activities:
    Acquisition of Formonix for common stock                             $     --     $  3,105     $     --
                                                                         ========     ========     ========




See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements
December 31, 1998, 1997, and 1996



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

Segment Reporting. In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the manner in which public companies report information about operating segments in annual and interim financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company has determined that it operates in a single operating segment: information recognition software and products.

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

Principles of Consolidation. The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries after elimination of intercompany transactions. Foreign Currency Translation. The financial statements of the Company's foreign subsidiaries, where the local currency is the functional currency, are translated using the exchange rate in effect at the end of the year for assets and liabilities and average exchange rates during the year for revenues and expenses. The resulting currency translation adjustments have not been material. The Company enters into transactions denominated in foreign currencies and includes the exchange gain or loss arising from such transactions in current operations. Such gains and losses have not been material.

Cash, Cash Equivalents, and Short-Term Investments. Cash and cash equivalents consist of cash on deposit with banks and highly liquid money market instruments with purchased maturities of 90 days or less. Certain cash equivalents and all investments have been classified as available-for-sale and are stated at fair value (approximates cost) at December 31, 1998 and 1997.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, the type of hedge transaction. The Company does not expect that the adoption of SFAS No. 133 will have a material impact on its consolidated financial statements.

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

Software Development Costs. The Company capitalizes software development costs incurred subsequent to determining a product's technological feasibility. Such costs are amortized on a straight-line basis over the estimated useful life of the product, generally two to three years. Included in other assets at December 31, 1998 and 1997, are capitalized software development costs aggregating $5,908,000 and $5,628,000, respectively, and related accumulated amortization of $5,333,000 and $4,655,000, respectively.

Revenue Recognition. Revenue is recognized when (i) evidence of an arrangement exists, (ii) delivery has occurred, (iii) the fee is fixed or determinable, and
(iv) collectibility is probable. In addition, provisions are recorded for the limited rights to exchange products and price protection on unsold merchandise granted to certain distributors.

In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 97-2, "Software Revenue Recognition," which supersedes SOP 91-1. The Company adopted SOP 97-2 for software transactions entered into beginning January 1, 1998. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements such as software products, upgrades, enhancements, post-contract customer support, installation, and training to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on evidence that is specific to the vendor. If a vendor does not have evidence of the fair value for all elements in a multiple-element arrangement, all revenue from the arrangement is deferred until such evidence exists or until all elements are delivered. There was no material change to the Company's accounting for revenues as a result of the adoption of SOP 97-2.

In February 1998, the AICPA issued SOP 98-4, "Deferral of the Effective Date of SOP 97-2." SOP 98-4 defers the effective date for applying the provisions regarding vendor-specific objective evidence of fair value ("VSOE") until the AICPA can reconsider what constitutes such VSOE. There was no material change to the Company's accounting for revenues as a result of the adoption of SOP 98-4.

In December 1998, the AICPA issued SOP 98-9, "Software Revenue Recognition, with Respect to Certain Arrangements," which requires recognition of revenue using the "residual method" in a multiple-element arrangement when fair value does not exist for one or more of the delivered elements in the arrangement. Under the residual method, the total fair value of the undelivered elements is deferred and subsequently recognized in accordance with SOP 97-2. The Company does not expect a material change to its accounting for revenues as a result of the provisions of SOP 98-9.

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

Earnings Per Share. Basic earnings per share is computed using the weighted-average number of common shares outstanding for the period. Diluted earnings per share is based on the weighted-average common shares outstanding for the period plus dilutive common equivalent shares including stock options using the treasury stock method.

Comprehensive Income. The Company has no significant components of other comprehensive income and, accordingly, comprehensive income is the same as net earnings for all periods.

2. Cash Equivalents and Short-Term Investments
Certain cash equivalents and all short-term investments have been classified as available-for-sale securities, and consisted of the following as of December 31, 1998 and 1997:


                                                               December 31,
                                                           ---------------------
                                                            1998          1997
                                                           -------       -------
                                                               (In thousands)
Corporate bonds and notes                                  $11,989       $ 8,868
Commercial paper                                            14,201        20,053
Certificates of deposit                                         --           600
U.S., State and municipal bonds                              4,004         6,181
Corporate auction-rate preferred securities                 11,525        11,500
Money market funds                                             488         1,139
                                                           -------       -------
                                                           $42,207       $48,341
                                                           =======       =======

The Company's investments are classified as follows:

                                                               December 31,
                                                           ---------------------
                                                            1998           1997
                                                           -------       -------
                                                                (In thousands)
Cash equivalents                                           $13,623       $15,185
Short-term investments                                      28,584        33,156
                                                           -------       -------
                                                           $42,207       $48,341
                                                           =======       =======

The cost and estimated fair value of available-for-sale securities as of December 31, 1998, by contractual maturity, consisted of the following:

                                                Estimated
                                                fair value
                                                 -------
                                              (In thousands)
Due in one year or less                          $ 2,212
Due in more than one year                         14,847
Auction-rate securities                           11,525
                                                 -------
                                                 $28,584
                                                 =======


Auction-rate preferred securities are taxable investments without a stated expiration date. The Company has the option of adjusting the respective interest rates or liquidating these investments at auction on stated auction dates which range from seven to 28 days.

3. Receivables

A summary of receivables follows:


                                                               December 31,
                                                           ---------------------
                                                            1998           1997
                                                           -------       -------
                                                               (In thousands)
Trade accounts receivable                                  $ 8,888       $ 6,767
Interest receivable                                            405           583
                                                           -------       -------
                                                             9,293         7,350
Less allowances for returns and doubtful accounts            1,957         2,087
                                                           -------       -------
                                                           $ 7,336       $ 5,263
                                                           =======       =======


The Company's credit risk is concentrated primarily in trade receivables from dealers and distributors of hardware and software products who sell into the retail market (see Note 13). Historically, the Company has not experienced significant losses related to receivables from individual customers or groups of customers in any particular industry.

4. Inventories

A summary of inventories follows:


                                                                December 31,
                                                           ---------------------
                                                            1998          1997
                                                           -------       -------
                                                                (In thousands)
Raw materials                                              $   690       $   738
Work in process                                                406           226
Finished goods                                                 857           953
                                                           -------       -------
                                                           $ 1,953       $ 1,917
                                                           =======       =======

5. Property and Equipment

A summary of property and equipment follows:


                                                               December 31,
                                                             1998         1997
                                                           -------       -------
                                                               (In thousands)
Equipment                                                  $13,755       $12,466
Furniture and fixtures                                       1,925         1,896
Leasehold improvements                                       1,661         1,617
                                                           -------       -------
                                                            17,341        15,979
Less accumulated depreciation
 and amortization                                           13,701        11,198
                                                           -------       -------
                                                           $ 3,640       $ 4,781
                                                           =======       =======

6. Accrued Expenses

A summary of accrued expenses follows:

                                                               December 31,
                                                           ---------------------
                                                             1998          1997
                                                           -------       -------
                                                              (In thousands)
Accrued payroll costs                                      $ 1,493       $ 1,125
Accrued royalties                                              449           250
Accrued professional fees                                      368           243
Income taxes payable                                         1,368         1,247
Other accrued expenses                                       1,342         1,081
                                                           -------       -------
                                                           $ 5,020       $ 3,946
                                                           =======       =======

7. Commitments and Contingencies

The Company leases certain facilities under noncancelable operating leases that expire in 2004. As of December 31, 1998, future minimum lease payments under noncancelable operating leases were $971,000, $1,030,000, $1,078,000, $1,302,000, and $1,352,000 for each of the years through the period ending December 31, 2003.

Rent expense was approximately $858,000 in 1998, $784,000 in 1997, and $692,000 in 1996. The Company is responsible for taxes and insurance in connection with its facilities leases.

There are certain claims against the Company arising in the normal course of business. The extent to which these matters will be pursued by the claimants or the eventual outcome is not presently determinable; however, the Company believes that the ultimate resolution of these matters will not have a material adverse effect on its consolidated financial position or results of operations.

8. Mergers and Acquisitions

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

The following summarized, pro forma results of operations for the year ended December 31, 1996 assume the acquisition took place at the beginning of the year and exclude the $4,373,000 charge for acquired in-process technology.


(In thousands, except per share amounts)

Net revenues                                          $56,683
Net earnings                                          $ 4,446
Basic earnings per share                              $   .33
Diluted earnings per share                            $   .33


On March 31, 1997, the Company acquired Formonix. Total value of the acquisition was approximately $3,188,000. The Company issued 550,000 shares of common stock in exchange for all of the capital stock of Formonix Using the closing price of the Company's stock on the closing date of the acquisition the valuation of the shares issued was approximately $3,105,000. Acquisition costs associated with the transaction totaled approximately $83,000 and consisted mainly of professional fees. This business combination was accounted for under the purchase method of accounting. Accordingly, Formonix's results of operations have been included in the Company's consolidated results of operations since the date of acquisition.

The purchase price was allocated among the identifiable assets of Formonix. After allocating the purchase price to the net tangible assets, acquired technology was valued using a risk-adjusted cash flow model, under which future expected cash flows were discounted taking into account risks related to existing markets, the technology's life expectancy, future target markets and potential changes thereto, and the competitive outlook for the technology. This analysis resulted in an allocation of $2,935,000 to in-process technology which had not yet reached technological feasibility and had no alternative future use, and accordingly, was charged to expense, along with an allocation of $253,000 to capitalized software development costs for technology in development that had reached technological feasibility, and accordingly, will be amortized to expense over the estimated useful lives of the technology's related products.

The following summarized, pro forma results of operations assume the acquisition took place at the beginning of the respective periods and exclude the $2,935,000 charge for acquired in-process technology.

                                                        Year ended December 31,
                                                     ---------------------------
                                                         1997            1996
                                                     ----------       ----------
                                                      (In thousands, except per
                                                            share amounts)

Net revenues                                         $   55,018       $   54,534
Net earnings                                         $    5,325       $      506
Basic earnings per share                             $      .40       $      .04
Diluted earnings per share                           $      .40       $      .04


9. Stock Compensation Plans

At December 31, 1998, the Company has several stock-based compensation plans, which are described below. The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. As the exercise price of the Company's employee stock options generally equals the market price of the underlying stock on the date of grant, no compensation cost has been recognized for its fixed stock option plans and its stock purchase plan. Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123, "Accounting for Stock Based Compensation." Had compensation cost for such plans been determined consistent with SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:


                                                                     1998             1997              1996
                                                                  ----------       ----------        ----------
                                                                      (In thousands, except per share amounts)

Net earnings (loss)                      As reported              $   10,276       $    3,140        $      396
                                         Pro forma                $    8,585       $    1,516        $     (627)
Basic earnings (loss) per share          As reported              $      .81       $      .24        $      .03
                                         Pro forma                $      .68       $      .12        $     (.05)
Diluted earnings (loss) per share        As reported              $      .78       $      .24        $      .03
                                         Pro forma                $      .65       $      .11        $     (.05)


For the Company's fixed stock option plans, SFAS No. 123 recognizes compensation expense for the fair value of each option grant on the date of grant which was estimated using the Black-Scholes option valuation model with the following weighted-average assumptions used for grants under each of the option plans in 1998, 1997, and 1996, respectively: dividend yield of zero percent for each year; expected volatility of 65 percent, 66 percent, and 66 percent; risk-free interest rates of 5.14 percent, 5.70 percent, and 5.85 percent; and an expected life of 1.10 years, .84 years, and .82 years.

For the Company's Employee Stock Purchase Plan, SFAS No. 123 recognizes compensation expense for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes option valuation model with the following assumptions for 1998, 1997, and 1996, respectively: dividend yield of zero percent for each year; expected volatility of 65 percent, 66 percent, and 66 percent; risk-free interest rates of 5.14 percent, 5.70 percent, and 5.85 percent; and an expected life of 0.6 years in each year. The weighted-average fair value of those purchase rights granted in 1998, 1997, and 1996 was $3.22, $2.69, and $2.50, respectively.

Fixed Stock Option Plans

The Company has three fixed option plans. Under the 1981 Incentive and Supplemental Stock Option Plan, the Company may grant options to its employees for up to 4,095,000 shares of common stock. Under the 1992 Non-Employee Directors' Stock Option Plan, the Company may grant options to its non-employee directors for up to 330,000 shares of common stock. Under the 1997 Non-Officer Stock Option Plan, the Company may grant options to its non-officer employees for up to 250,000 shares of common stock. Under each plan, the exercise price of each option equals the market price of the Company's stock on the date of grant, and an option's maximum term is ten years. Options are generally exercisable in equal installments over four years.

A summary of the status of the Company's three fixed stock option plans as of December 31, 1998, 1997, and 1996, and changes during the years ended on those dates is presented below (shares in thousands):


                                                1998                          1997                          1996
                                         ------------------------      ------------------------     -------------------------
                                                        Weighted-                    Weighted-                      Weighted-
                                                         Average                      Average                       Average
                                                         Exercise                    Exercise                       Exercise
Fixed Options                            Shares           Price        Shares          Price        Shares            Price
-------------                            ------        ----------      ------        ----------     ------         ----------
Outstanding at beginning of year         1,953         $     8.08      1,452         $     8.18      1,541         $     7.91
Granted                                    447              12.61        845               7.67        486               8.65
Exercised                                 (436)              8.03        (62)              6.61       (240)              6.49
Forfeited                                 (140)             10.14       (282)              9.38       (335)              8.84
                                         -----         ----------      -----         ----------      -----         ----------
Outstanding at end of year               1,824         $     9.04      1,953         $     8.08      1,452         $     8.18
                                         =====                         =====                         =====

Options exercisable at year-end            875                           916                           705
                                         =====                         =====                         =====

Weighted-average fair value of
options granted during the year                        $     6.22                    $     3.42                    $     4.13
                                                       ==========                    ==========                    ==========


The following table summarizes information about fixed stock options outstanding at December 31, 1998 (shares in thousands):


    Range                                     Weighted-Avg.
     Of                    Number               Remaining         Weighted-Avg.          Number           Weighted-Avg.
Exercise Prices         Outstanding          Contractual Life     Exercise Price        Exercisable        Exercise Price
---------------         -----------          ----------------     --------------        -----------        --------------
                                                (in years)

 $2.73 to 7.63                547                   6.55                $7.11               299                $7.22
 $7.75 to 8.44                531                   7.91                 8.14               309                 8.11
 $8.50 to 10.13               456                   6.80                 9.63               264                 9.53
$10.50 to 20.00               290                   9.48                13.43                 3                20.00
---------------           -------                -------              -------           -------              -------
 $2.73 to 20.00             1,824                   7.48                $9.04               875                $8.26
===============           =======                =======              =======           =======              =======


These options will expire if not exercised by specific dates ranging from February 2001 to November 2008. Prices of options exercised during the three-year period ended December 31, 1998 ranged from $6.00 to $10.13.

Employee Stock Purchase Plan

Under the 1990 Employee Stock Purchase Plan, the Company is authorized to issue up to 1,000,000 shares of common stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the Plan, employees can choose to have up to 15 percent of their annual earnings withheld to purchase the Company's common stock. The purchase price of the stock is the lower of 85 percent of the market price on either the quarterly purchase dates or the annual offering date. Under the Plan, the Company sold 108,382 shares, 102,115 shares, and 106,922 shares to employees in 1998, 1997, and 1996, respectively.

Shareholder Rights Plan

The Company's shareholder rights plan is intended to protect shareholders from unfair or coercive takeover practices. In accordance with this plan, the Board of Directors declared a dividend distribution of one Common Stock purchase right on each outstanding share of its Common Stock held as of May 3, 1991. Each right entitles the registered holder to purchase from the Company a share of Common Stock at $90. The rights will not be exercisable until certain events occur. The rights are redeemable at $.01 by the Company and expire May 3, 2001. As of December 31, 1998, 100,000 shares of the Company's Preferred Stock have been reserved for this plan.

10. Common Stock Repurchase

In April 1997, the Board of Directors of Caere authorized the repurchase of up to 1,000,000 shares of the Company's common stock. As of June 1998, management completed the repurchase of 1,000,000 shares at prices ranging from $8.21 to $15.00 per share.

In May 1998, the Board of Directors of Caere authorized the repurchase of up to an additional 1,000,000 shares of the Company's common stock. As of December 1998, management completed the repurchase of approximately 800,000 shares at prices ranging from $9.63 to $14.71 per share.

The Company has a net operating loss carryforward for federal purposes at December 31, 1998, of $11.1 million and federal research and experimentation credit carryforwards of $441,000. Federal tax laws impose significant restrictions on the utilization of net operating loss carryforwards in the event of a shift in the ownership of the Company, which constitutes an "ownership change" as defined by Internal Revenue Code Section 382. The acquisition of Calera in December 1994 resulted in such a change. As a result, the Company's federal and California net operating loss carryforwards are subject to an annual limitation approximating $2.7 million. Any unused annual limitations may be carried forward to increase the limitations in subsequent years.

11. Income Taxes

The components of income tax expense (benefit) are as follows:


                                                       Years Ended December 31,
                                              -----------------------------------------
                                               1998              1997            1996
                                              -------          -------          -------
                                                            (In thousands)
Current:
   Federal                                    $ 2,731          $ 1,109          $   855
   State                                          987              702              250
                                              -------          -------          -------
     Total current                              3,718            1,811            1,105
                                              -------          -------          -------

Deferred:
   Federal                                       (913)            (856)          (1,071)
   State                                          (78)            (135)            (230)
                                              -------          -------          -------
    Total deferred                               (991)            (991)          (1,301)
                                              -------          -------          -------

Charges in lieu of income taxes
associated with the exercise of stock options     698               57              296
                                              -------          -------          -------
                                              $ 3,425          $   877          $   100
                                              =======          =======          =======

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below.


                                                                                  December 31,
                                                                      -----------------------------------
                                                                        1998          1997          1996
                                                                      -------       -------       -------
                                                                                 (In thousands)
Deferred tax assets:
    Federal and state net operating loss and research and
          experimental credit carryforwards                           $ 4,243       $ 5,165       $ 6,671
    State tax expense on temporary differences                            103            24            39
    Accruals for financial statement purposes not taken for
          tax purposes                                                  1,842         1,772         1,333
    Property and equipment principally due to differences in
          depreciation                                                    902           743           373
    Other                                                                  22            39             7
                                                                      -------       -------       -------
         Total gross deferred tax assets                                7,112         7,743         8,423
    Less valuation allowance                                           (2,399)       (3,900)       (5,523)
                                                                      -------       -------       -------
         Net deferred tax assets                                        4,713         3,843         2,900

Deferred tax liabilities:
    Software development costs, principally due to
          capitalization and amortization                                (135)         (256)         (304)
                                                                      -------       -------       -------
         Net deferred tax assets                                      $ 4,578       $ 3,587       $ 2,596
                                                                      =======       =======       =======


The difference between the effective income tax rate and the U. S. federal statutory income tax rate is as follows:


                                                     Years Ended December 31,
                                                 ---------------------------------
                                                 1998          1997          1996
                                                 ----          ----          ----
Statutory federal income tax rate                34.0%         34.0%         34.0%
State tax, net of federal benefit                 6.0           9.5           2.0
Utilization of net operating loss
   Carryforward                                  (6.8)        (34.2)       (239.0)
Change in beginning valuation allowance          (6.7)         (9.5)       (206.0)
Benefit of foreign sales corporation             (1.3)         (3.9)        (35.0)
In-process research and development non-
    deductible for tax purposes                    --          25.4         283.0
ZyLAB investment writedown non-deductible
    for tax purposes                               --            --         180.5
Other                                            (0.2)          0.5           0.7
                                                 ----          ----          ----
                                                 25.0%         21.8%         20.2%
                                                 ====          ====          ====

The Company has a net operating loss carryforward for federal purposes at December 31, 1998, of $11.1 million and federal research and experimentation credit carryforwards of $441,000. Federal tax laws impose significant restrictions on the utilization of net operating loss carryforwards in the event of a shift in the ownership of the Company, which constitutes an "ownership change" as defined by Internal Revenue Code Section 382. The acquisition of Calera in December 1994 resulted in such a change. As a result, the Company's federal and California net operating loss carryforwards are subject to an annual limitation approximating $2.7 million. Any unused annual limitations may be carried forward to increase the limitations in subsequent years.

12. Earnings per Share

Following is the computation of basic and diluted earnings per share, including a reconciliation of the shares used to compute basic earnings per share to the shares used to compute diluted earnings per share. Net earnings is the same for purposes of computing both basic and diluted earnings per share.


                                                             Years Ended December 31,
                                                         ---------------------------------
                                                           1998         1997         1996
                                                         -------      -------      -------
(In thousands, except per share data)

Net earnings                                             $10,276      $ 3,140      $   396
                                                         =======      =======      =======

Shares used to compute basic earnings per share -
weighted average  common shares outstanding               12,687       13,123       13,120

Effect of dilutive common equivalent shares - stock
options outstanding                                          559          142          199
                                                         -------      -------      -------

Shares used to compute diluted earnings per share         13,246       13,265       13,319
                                                         =======      =======      =======

Basic earnings per share                                 $  0.81      $  0.24      $  0.03
                                                         =======      =======      =======

Diluted earnings per share                               $  0.78      $  0.24      $  0.03
                                                         =======      =======      =======


For the years ended December 31, 1998, 1997, and 1996, options to purchase approximately 140,000, 564,000, and 26,000 shares, respectively, of common stock with exercise prices greater than the average fair market value of the Company's stock for the period were not included in the calculation because the effect would have been antidilutive.

13. Segment Information

The Company has adopted the provisions of SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the reporting by public business enterprises of information about operating segments, products and services, geographic areas, and major customers. The method for determining what information to report is based on the way management organizes the operating segments within the Company for making operating decisions and assessing financial performance.

The Company's chief operating decision maker is considered to be the Company's Chief Executive Officer ("CEO"). The CEO reviews financial information presented on a consolidated basis accompanied by disaggregated information about revenues by product type and certain information about geographic regions for purposes of making operating decisions and assessing financial performance. The consolidated financial information is identical to the information presented in the accompanying consolidated statements of operations. Therefore, the Company operates in a single operating segment: information recognition software and products.

Net revenue information regarding product type is as follows (in thousands):


                                        1998             1997             1996
                                       -------          -------          -------
Software products                      $57,351          $47,119          $45,797
Hardware products                        8,451            7,899            8,731
                                       -------          -------          -------
   Consolidated                        $65,802          $55,018          $54,528
                                       =======          =======          =======

Revenue and asset information regarding operations in the different geographic regions is as follows (in thousands):


                                  Americas      Europe        Asia     Consolidated
                                  --------      ------        ----     ------------
Revenues:
   1998                           $44,226      $19,629      $ 1,947      $65,802
   1997                            37,257       16,088        1,673       55,018
   1996                            38,875       13,808        1,845       54,528

Identifiable assets:
   1998                           $61,217      $ 2,667      $    --      $63,884
   1997                            65,793        1,507           --       67,300


One distributor accounted for 25 percent, 23 percent, and 28 percent of net revenues in 1998, 1997, and 1996, respectively. At December 31, 1998, this distributor accounted for 23 percent of trade accounts receivable. A second customer accounted for 12 percent, six percent, and four percent of net revenues in 1998, 1997, and 1996, respectively. At December 31, 1998, this distributor accounted for less than one percent of trade accounts receivable.

The Company has not paid cash dividends on its common stock since its inception. The Company presently intends to retain earnings for use in its business and therefore does not anticipate paying any cash dividends in the foreseeable future. The Company's stock trades on the NASDAQ National Market System under CAER. On December 31, 1998, there were 349 holders of record of the Company's common stock.

14. Quarterly Results of Operations (Unaudited)

                                                            1998, Quarter Ended              Year
                                                      ---------------------------------      Ended
                                          Mar 31       Jun 30       Sep 30       Dec 31      Dec 31
                                         -------      -------      -------      -------      -------
(In thousands, except per share data)

Net revenues                             $15,659      $16,168      $15,707      $18,268      $65,802
Gross margin                              12,232       12,285       12,151       14,990       51,658
Earnings before income taxes               2,814        3,187        2,910        4,790       13,701
Net earnings                               2,245        2,393        2,179        3,459       10,276
Basic earnings per share                 $   .17      $   .19      $   .17      $   .28      $   .81
Diluted earnings per share               $   .17      $   .18      $   .17      $   .27      $   .78

Weighted average shares used in per
share calculations:
   Basic                                  13,064       12,817       12,591       12,315       12,687
   Diluted                                13,550       13,531       13,159       12,769       13,246

Common stock price per share:
   High                                  $ 12.50      $ 14.94      $ 14.69      $ 14.00      $ 14.94
   Low                                      8.63        10.06         9.38         8.00         8.00

The Company has not paid cash dividends on its common stock since its inception. The Company presently intends to retain earnings for use in its business and therefore does not anticipate paying any cash dividends in the foreseeable future. The Company's stock trades on the NASDAQ National Market System. On December 31, 1998, there were 349 holders of record of the Company's common stock.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders Caere Corporation:
We have audited the accompanying consolidated balance sheets of Caere Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Caere Corporation and subsidiaries as of December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

Mountain View, California
January 22, 1999
KPMG LLP